UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 14, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)                                 Chief Executive’s statement;

(b)                                Business review; and

(c)                                 Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2014 (the ‘half-year financial report’). This report of Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2014, in particular the following sections:

•                  the information contained under “Key performance indicators” on pages 16 and 17;

•                  the information contained under “Chief Financial Officer’s review” on pages 38 and 39;

•                  the information contained under “Operating results” on pages 40 to 45;

•                  the consolidated financial statements on pages 96 to 170.

•                  the information contained under “Prior year operating results” on pages 171 to 175;

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•                  Computation of ratio of earnings to fixed charges

CHIEF EXECUTIVE’S STATEMENT

Financial review of the half year

The Group’s emerging markets business continues to deliver strong organic growth, reflecting the combination of increasing demand for mobile voice and data services, with leading network quality and distribution reach, effective marketing strategies, and innovative services such as mobile money transfer. European market conditions remain challenging mainly due to continued competitive headwinds and the difficult macroeconomic conditions, leading to an overall fall in organic service revenue. However, signs of improvement in our commercial execution, a more stable competitive environment in some markets, and the early benefits of our Project Spring investment programme particularly in India, have led to a stabilisation of revenue quarter-on-quarter in several markets and an improved year-on-year revenue trend in the second quarter.

Group

Revenue for the first half fell 3.0%* to £20.8 billion. Group service revenue was £19.1 billion, reflecting a 2.8%* decrease on an organic basis comprising -4.2%* in Q1 and -1.5%* in Q2. Excluding the impact of MTR cuts, organic service revenue declined 2.9%* and 0.9%* respectively, with the improvement reflecting better trends in both our European and AMAP regions.

Adjusted EBITDA fell 10.0%* to £5.9 billion. The Group adjusted EBITDA margin fell 0.9 percentage points to 28.4% (or -2.1* percentage points on an organic basis). This reduction reflected the impact of continued revenue declines in Europe, particularly in Spain, Germany and Italy, which offset broadly stable margins in AMAP.

Adjusted operating profit decreased to £1.8 billion from £2.5 billion in the prior period as higher reported adjusted EBITDA was offset by higher amortisation and depreciation, mainly due to the acquisition of KDG and the consolidation of Vodafone Italy.

The effective tax rate from continuing operations for the six months ended 30 September 2014 was -1,255% compared to -938% in the same period last year, due to the recognition of deferred tax assets in both periods. We recognised an additional deferred tax asset of £5.5 billion (2014: £14.9 billion) which takes our total deferred tax assets to £25.4 billion.

Adjusted earnings per share(1) of 2.63 pence fell 46.5% mainly reflecting the Group’s lower adjusted operating profit over the period.

Free cash flow(2) was £0.0 billion, down £1.9 billion from the same period last year as lower payments for taxation were offset by lower dividends received from associates and investments and higher capital expenditure (£3.9 billion compared to £2.3 billion last year) associated with the Project Spring investment programme.

Net debt as at 30 September 2014 was £21.8 billion, (or £18.6 billion taking into account the Verizon loan notes) compared to £13.7 billion at 31 March 2014. Net debt includes the impact of the acquisitions of Ono in July 2014 for £5.8 billion and Cobra Automotive in August 2014 for £0.2 billion.

The Board is recommending an interim dividend per share of 3.60 pence, up 2.0% year-on-year, in line with our intention to increase the full year dividend per share annually.

Europe

Service revenue declined 6.5%* in H1, reflecting ongoing pressures from competition, regulation and weak economies. However, trends are showing signs of stabilisation, with Q2 service revenue growth of -5.0%* (Q1: -7.9%) reflecting sequential improvements in almost all European markets.

Mobile service revenue declined 7.3%* (Q1: -9.0%*; Q2: -5.6%*). The main factors behind this improvement include the growth of our contract customer base over recent quarters (aided by lower churn), the benefits to ARPU of 4G and increased data usage, a more stable pricing environment in some markets, and a weak prior period.

Revenue from fixed services declined 2.5%* (Q1: -2.8%*; Q2: -2.1%*), with growth in Spain, Italy and Portugal offset by continued declines in Germany and the UK. KDG continued to grow strongly, driven in part by 108,000 broadband net additions. Fixed revenue in Europe now accounts for 23.7% of total service revenue (compared to 18.1% in the prior year).

Organic adjusted EBITDA fell 16.3%* and the adjusted EBITDA margin reduced to 28.3%, representing a decrease of 0.4 percentage points, or 3.0* percentage points on an organic basis. This reflects the decline in revenue, increased customer investment and the cost impact of Project Spring, partly offset by a reduction in other operating expenses.

AMAP

Organic service revenue in the AMAP region, which accounts for 30.5% of total service revenue, increased by 5.7%*, with continued strong growth in most markets. The region continues to benefit from strong customer growth, increased usage of voice and data services, and effective marketing and pricing strategies. In the first half the customer base increased by 11 million to 313 million, and voice and data usage increased 9% and 110% respectively. During the period the pace of service revenue growth improved from 4.7%* in Q1 to 6.8%* in Q2, particularly driven by India, Turkey and Egypt. The contribution from data services increased notably, with the number of data users up 29% compared to last year, to 103 million.

Organic adjusted EBITDA increased 5.3%* and the adjusted EBITDA margin was 30.2%. The adjusted EBITDA margin fell 0.3 percentage points on both a reported and organic basis, as increased operating costs from Project Spring and inflationary pressures offset the scale benefits of continued revenue growth.

Strategic and commercial progress

Project Spring

Our two year programme to invest £19 billion to accelerate and extend our network and service differentiation in our key markets is progressing well. We are on track to meet our planned network deployment targets, with 21,000 4G sites and 38,000 new high capacity backhaul sites, added since last September. As a result the 4G network in Europe now covers 59% of the population, up from 32% a year ago, and 82% of data sessions take place at speeds greater than 3 Mbps. Over the same period in India we added approximately 12,400 3G sites and now provide 3G coverage across 89% of targeted urban areas. In the fixed business we have also deployed high speed next generation network technology to pass a further 1.6 million households in Europe. In terms of customer service, 26% of the targeted 8,000 stores across the Group have been refurbished so far, and our investments in IT and digital platforms have helped to improve the customer experience and reduce call centre call volumes.

Our investment in the network is delivering clear improvements in network quality. Dropped call rates across Europe have reduced 0.19 percentage points year-on-year to 0.71% and the average call set up success rate improved from 98.8% to 99.7%. Independent network tests in 20 Vodafone European and AMAP markets show that we have the best or equal-best networks for 3G data in 15 markets and for voice in 18 markets.

Our Project Spring investment programme is also delivering further innovation and enhancement to services. High Definition voice technology, for exceptionally clear mobile calls, is now live in 15 markets; 4G carrier aggregation, which bonds together multiple spectrum blocks to increase mobile data speeds significantly is live in the UK, Spain, the Netherlands and the Czech Republic, and will be operational in more European markets by March 2015; and Voice over LTE (‘VoLTE’), which reduces call set up times and provides more stable and high quality calls using 4G technology, is currently being trialled in several European markets. Innovation is also taking place in our fixed business. In Germany, for example, KDG, has started to deploy its high speed 200 Mbps cable broadband product as an addition to the standard 100 Mbps offer.

Consumer

The take-up of data services continues to grow, and data traffic growth on our networks is accelerating. We now have 165 million data users across the Group, driving a 77% year-on-year growth in data usage in H1 (59% in Europe and 110% in AMAP). In India alone we now have 57 million data users, of which 14 million are using 3G.

Our 10.5 million 4G customers across the Group use, on average, 2 to 3 times the amount of data as compared with 3G customers driven by the improved user experience offered by 4G data connections. As a result 4G now accounts for 21% of data traffic in our European markets, compared to 16% a year ago. We continue to enhance our 4G propositions with a mixture of attractive music, sport and TV content to increase adoption and usage. We now have content deals in 10 markets and 4G customers that buy content services typically use significantly more data than those without bundled content.

Our Vodafone Red plans, which offer unlimited calls and texts combined with generous data allowances, are now used by 16.1 million customers, with 3.9 million added in H1. Our Vodafone Red plans account for around half of service revenue in the consumer contract segment in Europe and typically lead to both higher data and voice usage as compared to standard plans, and the ARPU dilution from customers migrating to Red plans continues to stabilise. During the last quarter we launched Vodafone Red across India, taking the number of Vodafone markets to 21. We also introduced Vodafone ‘Red +’ plans, which enable several customers to share one large data plan across a number of devices, in the UK and New Zealand, with more markets to follow later in the year.

Our transition from a predominantly mobile company to a unified communications provider is well advanced. Our fixed broadband customer base grew to around 11.2 million (10.5 million in Europe) at the end of the period, including 1.6 million customers gained from the acquisition of Ono in Spain in July 2014, making us one of the largest fixed broadband providers in Europe. Fixed service revenue across the Group now accounts for 18.7% of total service revenue.

The process of integrating KDG in Germany and Ono in Spain remains on track. In Germany cross-selling of fixed and mobile services and joint marketing of integrated plans is underway, the migration of DSL customers to cable has begun, and network integration has commenced. In Spain cross-selling started in August, the migration of DSL customers to fibre has commenced, and from 1 September one common leadership team manages both the fixed and mobile businesses.

Our fibre deployment plans in Italy, Spain, Portugal and Ireland are progressing. We have recently launched a combined fixed broadband and TV service in the Netherlands, and are announcing today our plans to launch residential broadband services in the UK in Spring 2015, leveraging the infrastructure acquired with Cable & Wireless Worldwide (‘CWW’). Taking into account our wholesale agreements we have access to fibre passing 42 million homes across Europe, representing 29% of households, of which 4.4 million households actively use our fibre services.

During the last quarter, we announced the acquisition of an additional 73% of the share capital of Hellas Online (‘HOL’) for a total cash consideration of €72.7 million (£57 million), taking our interest to 91%. HOL is a leading provider of fixed broadband and telephony services in Greece and will accelerate our unified communications strategy in the Greek market. The transaction is expected to complete in the fourth quarter of the 2014 calendar year, following which Vodafone Greece will extend a mandatory takeover offer for the remaining shares in HOL. The purchase price implies an enterprise value for 100% of HOL of €311 million (£242 million).

We continue to drive adoption of a range of innovative consumer services to differentiate our offerings and deliver commercial benefits including incremental revenue and lower churn:

•                  Our money transfer service, M-Pesa, which operates principally in emerging markets, now serves 18.5 million active customers, up 16% on last year. During the period the M-Pesa product portfolio was enhanced with the introduction of our savings and loans proposition (M-Pawa), in partnership with the Commercial Bank of Africa, and our merchant proposition (Lipa Kwa M-Pesa), both in Tanzania.

•                  Our mobile payment service for European markets, Vodafone Wallet, expanded to the UK and Italy, taking the number of markets to five.

•                  Two million customers now take our mobile security services to protect against viruses and harmful websites in two markets — Italy and Portugal.

Enterprise

In Enterprise we continue to focus on strategic growth areas, as corporate customers look to mobility to improve the productivity of their workforces and to enhance the value of services they provide to their own customers. Revenue at Vodafone Global Enterprise, which provides services to multinational companies, rose 1%* in Q2, supported by a number of significant contract wins including new services for British Gas, Aviva and Robert Bosch. In machine-to-machine, in which we are a global market leader, revenue growth was 24%*. The acquisition of Cobra Automotive Technologies, which was completed in August, expands our M2M capability beyond connectivity and significantly strengthens our telematics and application services capabilities.

We are also executing on our plans to become a key unified communications provider to businesses. 24% of our Enterprise service revenue in Europe is now from fixed line, as we invest in and enhance the platforms acquired with CWW to take services such as Cloud & Hosting and IP-VPN into new geographical markets. Vodafone One Net, our cloud-based integrated fixed and mobile platform for small and medium sized companies, is now used by 3.6 million customers, representing an increase of 11% year-on-year.

Organisational efficiency

We continue to use the benefits of our global reach and scale to standardise and simplify the way we do business to both improve our cost efficiency and improve customer service. We continue to centralise procurement within the Group; 15,000 employees work in lower cost shared service centres, as compared to 13,500 in March 2014; and the number of customers now using our MyVodafone mobile self-care app increased by 68% to 9.8 million, which helps to reduce calls made to call centres and in turn customer care costs.

Outlook and guidance(3)

The overall performance of the Group in the first half of the current financial year has been in line with our expectations. Competitive, macroeconomic and regulatory pressures, particularly in Europe, continue. However, we are seeing some signs of stabilisation in our commercial performance and operating trends, and some markets are beginning to demonstrate the early benefits of our Project Spring investment programme.

We anticipate that our investments will begin to translate into further improvements in network performance and customer perception over the coming quarters. In the medium term, this will become more consistently evident in key operational metrics such as churn and ARPU; and subsequently into revenue, profitability and cash flow.

We now expect adjusted EBITDA for the 2015 financial year to be in the range of £11.6 billion to £11.9 billion, and free cash flow to be positive, after all capex. Guidance excludes Ono.

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates.

(1)         Adjusted earnings per share from continuing operations excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior period and the recognition of deferred tax assets in both periods.

(2)         Free cash flow for the six months ended 30 September 2014 excludes £167 million of restructuring costs (2013: £107 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax dividends received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments that vested upon acquisition and a £100 million (2013: £100 million) payment in respect of the Group’s historic UK tax settlement.

(3)         See “Guidance” on page 7.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September		Change
		2014	2013	Reported	Organic*
	Page	£m	£m	%	%
Statutory basis(1)

Group revenue	25	20,752	19,061	8.9	(3.0)

Operating profit	25	917	2,196	(58.2)

Profit before taxation	25	406	1,514	(73.2)

Profit for the financial period from continuing operations(2)	25	5,501	15,711	(65.0)

Basic earnings per share(2)	25	20.48p	67.73p	(69.8)

Net cash flow from operating activities	28, 35	3,691	3,878	(4.8)

Adjusted statutory basis(3)

Group service revenue	8	19,139	17,532	9.2	(2.8)

Adjusted EBITDA	8	5,884	5,576	5.5	(10.0)

Adjusted EBITDA margin	8	28.4%	29.3%	(0.9)pp	(2.1)pp

Adjusted operating profit(4)	8	1,756	2,490	(29.5)	(29.9)

Adjusted profit attributable to owners of the parent	10, 45	697	1,303	(46.5)

Adjusted earnings per share from continuing operations(5)	10, 45	2.63p	4.92p	(46.5)

Capital expenditure	18	3,901	2,329	67.5

Free cash flow(6)	18	1	1,947	(99.9)

Net debt	18,19	(21,832)	(23,933)	(8.8)

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 40 for “Use of non-GAAP financial information”.

(1)         Statutory basis prepared in accordance with IFRS accounting principles, including the results of the Group’s joint ventures using the equity accounting basis and the profit contribution from Verizon Wireless to 2 September 2013 as discontinued operations.

(2)         Six months ended 30 September 2014 includes the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg. Six months ended 30 September 2013 included the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£16,069 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£3,016 million).

(3)         See page 40 for “Use of non-GAAP financial information” and page 48 for “Definition of terms”.

(4)         Adjusted operating profit has been redefined to exclude amortisation of customer bases and brand intangible assets of £637 million for the six months ended 30 September 2014 (2013: £125 million).

(5)         Adjusted earnings per share from continuing operations excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior period and the recognition of deferred tax assets in both periods.

(6)         Free cash flow for the six months ended 30 September 2014 excludes £167 million of restructuring costs (2013: £107 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax dividends received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments that vested upon acquisition and a £100 million (2013: £100 million) payment in respect of the Group’s historic UK tax settlement.

GUIDANCE

Please see page 40 for “Non-GAAP financial information”, page 48 for “Definitions of terms” and page 49 for “Forward-looking statements”.

2015 financial year guidance

	Original guidance £bn	Updated guidance £bn

Adjusted EBITDA	11.4-11.9	11.6-11.9
Free cash flow	Positive	Positive

We now expect adjusted EBITDA to be in the range of £11.6 billion to £11.9 billion. We expect free cash flow to be positive after all capex, before the impact of M&A, spectrum purchases and restructuring costs. Total capex over the two years to March 2016 is expected to be around £19 billion, after which we anticipate capital intensity normalising to a level of 13-14% of annual revenue. Guidance excludes Ono.

Assumptions

We have based guidance for the 2015 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€1.21, £1:INR 105.8 and £1:ZAR 18.4. It excludes the impact of licences and spectrum purchases, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted EBITDA by £60 million and have no material impact on free cash flow. A 1% change in the Indian Rupee to sterling exchange rate would impact adjusted EBITDA by £10 million and free cash flow by £5 million. A 1% change in the South African Rand to sterling exchange rate would impact adjusted EBITDA by £15 million and free cash flow by £5 million.

FINANCIAL RESULTS

Group(1)

					Six months ended 30 September		Change
	Europe	AMAP	Other(2)	Eliminations	2014	2013	Reported	Organic*
	£m	£m	£m	£m	£m	£m	%	%
Mobile in-bundle revenue	6,104	1,697	99	—	7,900	6,978
Mobile out-of-bundle revenue	2,610	2,876	12	—	5,498	5,863
Mobile incoming revenue	710	641	—	—	1,351	1,495
Fixed line revenue	3,104	378	93	—	3,575	2,423
Other service revenue	555	239	41	(20)	815	773
Service revenue(3)	13,083	5,831	245	(20)	19,139	17,532	9.2	(2.8)
Other revenue	891	635	87	—	1,613	1,529
Revenue	13,974	6,466	332	(20)	20,752	19,061	8.9	(3.0)
Direct costs	(3,274)	(1,739)	(203)	20	(5,196)	(4,745)
Customer costs	(3,173)	(1,019)	16	—	(4,176)	(3,931)
Operating expenses	(3,569)	(1,757)	(170)	—	(5,496)	(4,809)
Adjusted EBITDA	3,958	1,951	(25)	—	5,884	5,576	5.5	(10.0)
Depreciation and amortisation:
Acquired intangibles					(250)	(205)
Purchased licences					(625)	(625)
Other					(3,216)	(2,521)
Share of result in associates and joint ventures					(37)	265
Adjusted operating profit(4)					1,756	2,490	(29.5)	(29.9)
Restructuring costs					(84)	(210)
Amortisation of acquired customer base and brand intangible assets					(637)	(125)
Other income and expense					(118)	41
Operating profit					917	2,196
Non-operating income and expense					(26)	(150)
Net financing costs					(485)	(532)
Income tax, excluding the recognition of additional deferred tax					(373)	(694)
Recognition of additional deferred tax(5)					5,468	14,891
Profit for the financial period from continuing operations					5,501	15,711
Profit for the financial period from discontinued operations					—	2,353
Profit for the financial period					5,501	18,064

Notes:

*                    All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 40 for “Use of non-GAAP financial information”.

(1)          Current period reflects average foreign exchange rates of £1:€1.24, £1:INR 100.88 and £1:ZAR 17.86.

(2)          The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

(3)          The analysis of mobile and fixed line service revenue for the six months ended 30 September 2013 has been restated following the integration of CWW into the UK business.

(4)          Adjusted operating profit has been redefined to exclude amortisation of customer bases and brand intangible assets of £637 million for the six months ended 30 September 2014 (2013: £125 million).

(5)          Refer to page 32 for further details.

Revenue

Group revenue increased by 8.9% to £20.8 billion and service revenue increased 9.2% to £19.1 billion. Reported growth rates reflect the acquisitions of Kabel Deutschland (‘KDG’) in October 2013 and of Grupo Corporativo Ono, S.A. (‘Ono’) in July 2014, as well as the consolidation of Italy after we increased our ownership to 100% in February 2014.

In Europe, service revenue declined by 6.5%* as growing demand for 4G and data services continues to be offset by challenging competitive and macroeconomic pressures and the impact of MTR cuts.

In AMAP, service revenues increased by 5.7%* driven by continued strong growth in India, Turkey, Ghana and Qatar, good growth in Vodacom and Egypt, partially offset by declines in New Zealand.

Adjusted EBITDA and operating profit

Group adjusted EBITDA increased 5.5% to £5.9 billion primarily driven by higher revenue partly offset by higher operating costs. On an organic basis, adjusted EBITDA fell 10.0%* and the Group’s adjusted EBITDA margin fell 0.9 percentage points to 28.4% (or    -2.1* percentage points on an organic basis), reflecting the impact of continued revenue declines in Europe, which offset broadly stable margins in AMAP.

Operating profit decreased to £0.9 billion from £2.2 billion in the prior period as higher adjusted EBITDA was offset by higher amortisation and depreciation, mainly due to the acquisition of KDG and the consolidation of Vodafone Italy.

Discontinued operations

On 2 September 2013 the Group announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless. The Group ceased recognising its share of results in Verizon Wireless on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014.

Net financing costs

	Six months ended 30 September
	2014	2013
	£m	£m
Investment income	305	171
Financing costs	(790)	(703)
Net financing costs	(485)	(532)

Analysed as:
Net financing costs before interest on settlement of tax issues	(658)	(532)
Interest expense arising on settlement of outstanding tax issues	(24)	(9)
	(682)	(541)
Foreign exchange(1)	197	9
	(485)	(532)

Note:

(1)         Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs before interest on settlement of tax issues increased by 24% primarily due to recognition of net foreign exchange losses and net mark-to-market losses offset by the impact of lower average net debt levels following the disposal of the Group’s investment in Verizon Wireless and the acquisition of Ono.

Taxation

The effective tax rate from continuing operations for the six months ended 30 September 2014 was -1,255% compared to -938% in the same period last year, due to the recognition of deferred tax assets in both periods.

The effective tax rate for the six months ended 30 September 2014 includes the impact of the recognition of an additional £3,341 million deferred tax asset in respect of the Group’s historic tax losses in Luxembourg. The losses have been recognised as a consequence of the financing arrangements for the acquisition of the Ono Group. The rate also includes the use of Luxembourg losses in the half year (£272m) and an additional asset in the year of £2,127m arising from the revaluation of investments based upon the local GAAP financial statements.

The effective tax rate for the six months ended 30 September 2013 includes the recognition of an additional deferred tax asset in respect of the Group’s historic tax losses in Germany of £1,838 million (year ended 31 March 2014: £1,916 million) and Luxembourg of £16,069 million (year ended 31 March 2014: £17,402 million), the estimated US tax liability of £3,016 million (year ended 31 March 2014: £2,210 million) relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our interest in Verizon Wireless and includes the use of Luxembourg losses in the half year (£232 million).

Earnings per share

Adjusted earnings per share from continuing operations, which excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior period and the recognition of deferred tax assets in both periods, was 2.63 pence, a decrease of 46.5% year-on-year, reflecting the Group’s lower adjusted operating profit over the same period.

Basic earnings per share decreased to 20.48 pence (2013: 67.73 pence) due to the prior period impact of the disposal of the Group’s investment in Verizon Wireless and the recognition of a higher deferred tax assets in the prior period compared to the current period, as described above, both of which have been excluded from adjusted earnings per share.

	Six months ended 30 September
	2014	2013
	£m	£m

Profit attributable to owners of the parent	5,422	17,954

Adjustments:
Amortisation of acquired customer base and brand intangible assets	637	125
Restructuring costs	84	210
Other income and expense	118	(41)
Non-operating income and expense	26	150
Investment income and financing costs	(197)	(9)
	668	435

Taxation(1)	(5,383)	(14,738)
Discontinued operations(2)	—	(2,353)
Non-controlling interests	(10)	5
Adjusted profit attributable to owners of the parent	697	1,303

	Million	Million
Weighted average number of shares outstanding — basic(3)	26,470	26,509
Weighted average number of shares outstanding — diluted(3)	26,615	26,707

Earnings per share

	Pence	Pence
Basic earnings per share	20.48p	67.73p
Adjusted earnings per share from continuing operations	2.63p	4.92p

Notes:

(1)         Six months ended 30 September 2014 includes the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg. Six months ended 30 September 2013 includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£16,069 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£3,016 million).

(2)         Discontinued operations represent the results and related tax charge of our US group whose principal asset was its 45% interest in Verizon Wireless, the disposal of which was announced on 2 September 2013 and completed on 21 February 2014.

(3)         On 19 February 2014, we announced a “6 for 11” share consolidation effective on 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Prior year comparatives have been restated.

Europe

	Germany	Italy	UK	Spain	Other Europe	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
30 September 2014
Mobile in-bundle revenue	1,728	994	1,264	884	1,234	—	6,104
Mobile out-of-bundle revenue	481	552	640	264	673	—	2,610
Mobile incoming revenue	129	148	178	57	198	—	710
Fixed line revenue	1,528	348	733	314	181	—	3,104
Other service revenue	169	97	148	77	101	(37)	555
Service revenue	4,035	2,139	2,963	1,596	2,387	(37)	13,083	19.0	(6.5)
Other revenue	293	219	129	104	149	(3)	891
Revenue	4,328	2,358	3,092	1,700	2,536	(40)	13,974	18.6	(7.1)
Direct costs	(1,033)	(530)	(798)	(404)	(547)	38	(3,274)
Customer costs	(914)	(448)	(785)	(539)	(489)	2	(3,173)
Operating expenses	(995)	(593)	(864)	(450)	(667)	—	(3,569)
Adjusted EBITDA	1,386	787	645	307	833	—	3,958	17.1	(16.3)

Adjusted EBITDA margin	32.0%	33.4%	20.9%	18.1%	32.8%		28.3%

30 September 2013
Mobile in-bundle revenue	1,834	—	1,224	983	1,268	—	5,309
Mobile out-of-bundle revenue	607	—	678	362	848	—	2,495
Mobile incoming revenue	156	—	194	87	240	—	677
Fixed line revenue	851	—	818	161	159	(1)	1,988
Other service revenue	183	—	144	101	120	(26)	522
Service revenue	3,631	—	3,058	1,694	2,635	(27)	10,991
Other revenue	269	—	167	145	209	(2)	788
Revenue	3,900	—	3,225	1,839	2,844	(29)	11,779
Direct costs	(858)	—	(892)	(384)	(597)	29	(2,702)
Customer costs	(923)	—	(765)	(602)	(585)	—	(2,875)
Operating expenses	(791)	—	(866)	(431)	(734)	—	(2,822)
Adjusted EBITDA	1,328	—	702	422	928	—	3,380

Adjusted EBITDA margin	34.1%		21.8%	22.9%	32.6%		28.7%

	%	%	%	%	%
Change at constant exchange rates
Mobile in-bundle revenue	(0.1)	—	3.3	(4.6)	3.9
Mobile out-of-bundle revenue	(15.9)	—	(5.7)	(22.9)	(15.2)
Mobile incoming revenue	(12.5)	—	(8.4)	(31.0)	(11.4)
Fixed line revenue	90.4	—	(10.4)	107.2	20.7
Other service revenue	(2.7)	—	3.3	(19.2)	(9.7)
Service revenue	17.8	—	(3.1)	(0.2)	(3.2)
Other revenue	15.8	—	(22.5)	(24.1)	(24.4)
Revenue	17.6	—	(4.1)	(2.1)	(4.8)
Direct costs	(27.7)	—	10.5	(11.6)	2.1
Customer costs	(5.0)	—	(2.6)	5.1	11.1
Operating expenses	(33.2)	—	0.2	(10.4)	2.7
Adjusted EBITDA	10.6	—	(8.1)	(23.0)	(4.2)

Adjusted EBITDA margin movement (pps)	(2.1)		(0.9)	(4.9)	0.3

Revenue increased 18.6%. M&A activity, including KDG, Ono and the consolidation of Vodafone Italy, contributed a 31.0 percentage point positive impact, while foreign exchange rate movements contributed a 5.3 percentage point negative impact. On an organic basis service revenue declined 6.5%*, driven primarily by a challenging operating environment in many markets, continued competition and the impact of MTR cuts.

Adjusted EBITDA increased 17.1%, including a 39.1 percentage point positive impact from M&A activity and a 5.7 percentage point adverse impact from foreign exchange rate movements. On an organic basis adjusted EBITDA decreased 16.3%*, resulting from a reduction in organic service revenue in most markets, partially offset by increased cost efficiencies.

	Organic*	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Europe revenue	(7.1)	31.0	(5.3)	18.6

Service revenue
Germany	(4.2)	22.0	(6.7)	11.1
Italy	(13.0)	13.0	—	—
UK	(3.1)	—	—	(3.1)
Spain	(12.4)	12.2	(5.6)	(5.8)
Other Europe	(3.2)	—	(6.2)	(9.4)
Europe service revenue	(6.5)	30.8	(5.3)	19.0

Adjusted EBITDA
Germany	(16.4)	27.0	(6.2)	4.4
Italy	(21.7)	21.7	—	—
UK	(8.1)	—	—	(8.1)
Spain	(43.0)	20.0	(4.3)	(27.3)
Other Europe	(4.2)	—	(6.0)	(10.2)
Europe adjusted EBITDA	(16.3)	39.1	(5.7)	17.1

Note:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 40 for “Use of non-GAAP financial information”.

Germany

Service revenue in H1 decreased 4.2%* excluding KDG, but increased quarter-on-quarter in local currency.

Mobile service revenue declined 4.6%* due mainly to the impact of price reductions implemented in the previous year. However, ARPU continued to stabilise quarter-on-quarter. The contract customer base continued to grow, driven by improved commercial performance and continued focus on Vodafone Red and 4G where we had over 3.8 million customers and 2.3 million customers respectively at 30 September 2014. The roll-out of 4G services continued with a focus on urban areas, with overall outdoor population coverage of 71% as at 30 September 2014, and we continued to make significant further improvements to our voice and data networks.

Fixed line revenue decreased 2.9%* excluding KDG. KDG maintained its strong growth and contributed £752 million to service revenue and £338 million to adjusted EBITDA.

Adjusted EBITDA declined 16.4%*, with a 4.5* percentage point decline in adjusted EBITDA margin, driven by lower service revenue and a higher level of customer investment.

Italy

Service revenue decreased 13.0%* as improving trends in both mobile and fixed line, led by higher prices and improvements in the enterprise segment, were offset by the continuing effects of last year’s summer prepaid price war, the difficult macroeconomic environment, and the negative impact of MTR cuts effective from July 2013.

Mobile service revenue declined 15.4%* due to the lower prepaid customer base and lower ARPU following last year’s price cuts. Although there has been some recovery in prices, the consumer mobile market remains very competitive. Enterprise continued its strong commercial performance, with service revenue close to flat in Q2. Customer take-up of Vodafone Red, which had over 1.5 million customers at 30 September 2014, has continued to increase, leading to improved churn in the contract segment. 4G outdoor population coverage reached 64% at 30 September 2014.

Fixed line revenue grew 1.7%*, with continued broadband revenue growth, supported by further broadband customer additions, partially offset by declining fixed line voice usage. Vodafone Italy now offers fibre services in 8 cities and is continuing to progress on its own fibre build plans, with around 600 street cabinets connected to Vodafone fibre at 30 September 2014.

Adjusted EBITDA declined 21.7%*, with a 3.5%* percentage point decline in adjusted EBITDA margin. The impact of lower service revenue was only partially offset by lower direct costs and customer investment, and strong efficiency improvements delivered on operating expenses, which fell 3.1%*.

UK

Service revenue decreased 3.1%* as consumer service revenue growth was offset by declines in fixed line and enterprise.

Mobile service revenue declined 0.5%*. We delivered strong growth in the consumer contract segment due to positive contract customer additions, continued good traction for ARPU accretive 4G plans bundled with content, and increased customer take-up of Vodafone Red plans, which was offset by pricing pressures in the fixed and enterprise segments. The roll-out of 4G services continued, with outdoor population coverage reaching over 48% and nearly 1.4 million 4G customers as at 30 September 2014.

Organic fixed line revenue (which includes the UK portion of CWW and carrier services) decreased 10.4%* as a result of low conversion of the sales pipeline and lower fixed termination rates. The sales pipeline continues to grow, supporting future revenue trends.

During the period we acquired 139 Phones 4U stores which will all be rebranded as Vodafone stores in November 2014 and signed a new multi-year distribution agreement with Dixons Carphone.

Adjusted EBITDA declined 8.1%*, with a 0.9* percentage point decline in the adjusted EBITDA margin, driven by the lower service revenue and higher customer investment.

Spain

Service revenue decreased 12.4%* excluding Ono as a result of continued intense convergence price competition, macroeconomic pressure and an MTR cut from July 2013.

Mobile service revenue declined 14.8%* as a result of price reductions, a change in mix towards mid-tier handsets and increased SIM-only take-up. New tariffs with content have been launched to stabilize the ARPU trend in recent quarters. Despite the competitive environment, we continued to reduce customer churn as a result of an improved customer experience and the continued take-up of Vodafone Red plans, with over 1.8 million customers at 30 September 2014. In Q2, we achieved contract net additions growth for the first time in 3 years. We had over 1.7 million 4G customers as at 30 September 2014, with overall 4G outdoor population coverage of 63%.

Fixed line revenue grew 10.1%* excluding Ono, supported by strong net broadband customer additions. We now have more than 0.8 million homes covered by our joint fibre network with Orange. Following the acquisition of Ono on 23 July 2014, Ono contributed £199 million to service revenue and £86 million to adjusted EBITDA. The integration of Vodafone Spain and Ono continues to progress with the cross-selling of products already underway.

Adjusted EBITDA declined 43.0%*, with a 7.8* percentage point decline in adjusted EBITDA margin, driven by lower service revenue, partially offset by lower direct costs and customer investment as well as lower operating expenses, which fell 2.9%*.

Other Europe

Service revenue declined 3.2%* due to price competition, the challenging macroeconomic environment and MTR cuts. Service revenue declined 2.2%*, 4.0%* and 4.7%* in the Netherlands, Portugal and Greece respectively. However, in every market apart from Portugal and Malta, the service revenue trend improved in Q2 from Q1. In the Netherlands, we now have nationwide 4G coverage, continue to grow the mobile contract base, and ARPU is stabilizing. In Portugal mobile service revenue continues to decline due to intense converged price competition while, in fixed line, revenue continues to grow, and we now have 1.2m households connected with fibre. In Greece the revenue trend is improving due to customer base growth and ARPU stabilisation.

Adjusted EBITDA declined 4.2%*, with a 0.3* percentage point increase in adjusted EBITDA margin, driven by lower revenues, partially offset by lower direct costs, customer investment and operating expenses.

Africa, Middle East and Asia Pacific

	India	Vodacom	Other AMAP	Eliminations	AMAP	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2014
Mobile in-bundle revenue	377	528	792	—	1,697
Mobile out-of-bundle revenue	1,249	958	669	—	2,876
Incoming revenue	293	102	246	—	641
Fixed line revenue	81	1	296	—	378
Other service revenue	47	131	61	—	239
Service revenue	2,047	1,720	2,064	—	5,831	(7.7)	5.7
Other revenue	10	382	243	—	635
Revenue	2,057	2,102	2,307	—	6,466	(7.2)	6.5
Direct costs	(647)	(304)	(788)	—	(1,739)
Customer costs	(88)	(598)	(333)	—	(1,019)
Operating expenses	(715)	(465)	(577)	—	(1,757)
Adjusted EBITDA	607	735	609	—	1,951	(8.2)	5.3

Adjusted EBITDA margin	29.5%	35.0%	26.4%		30.2%

30 September 2013
Mobile in-bundle revenue	297	518	730	—	1,545
Mobile out-of-bundle revenue	1,329	1,180	855	—	3,364
Incoming revenue	354	170	294	—	818
Fixed line revenue	12	1	324	—	337
Other service revenue	46	142	64	—	252
Service revenue	2,038	2,011	2,267	—	6,316
Other revenue	10	431	212	—	653
Revenue	2,048	2,442	2,479	—	6,969
Direct costs	(632)	(383)	(873)	—	(1,888)
Customer costs	(80)	(658)	(325)	—	(1,063)
Operating expenses	(732)	(513)	(647)	—	(1,892)
Adjusted EBITDA	604	888	634	—	2,126

Adjusted EBITDA margin	29.5%	36.4%	25.6%		30.5%

Change at constant exchange rates
Mobile in-bundle revenue	40.9	20.8	25.8
Mobile out-of-bundle revenue	4.6	(5.2)	(9.5)
Incoming revenue	(7.7)	(29.9)	(0.4)
Fixed line revenue	629.8	158.6	0.5
Other service revenue	10.4	6.2	11.6
Service revenue	11.7	0.2	5.1
Other revenue	16.8	4.9	31.8
Revenue	11.7	1.0	7.4
Direct costs	(14.0)	8.5	(4.8)
Customer costs	(21.8)	(8.0)	(19.4)
Operating expenses	(8.5)	(5.5)	(3.5)
Adjusted EBITDA	11.9	(2.7)	8.6

Adjusted EBITDA margin movement (pps)	—	(1.3)	0.3

Revenue declined 7.2% as a result of a 13.7 percentage point adverse impact from foreign exchange rate movements, particularly with regards to the Indian rupee, the South African rand and the Turkish lira. On an organic basis service revenue grew 5.7%* driven by a higher customer base, increased customer voice usage and demand for data and strong commercial execution, partially offset by the impact of MTR reductions.

Adjusted EBITDA decreased 8.2%, including a 13.2 percentage point adverse impact from foreign exchange rate movements. On an organic basis, adjusted EBITDA grew 5.3%* driven by strong growth in India, Turkey, Qatar and Ghana, and an improved performance in Egypt.

	Organic*	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

AMAP revenue	6.5	—	(13.7)	(7.2)

Service revenue
India	11.7	—	(11.3)	0.4
Vodacom	0.2	—	(14.7)	(14.5)
Other AMAP	5.1	—	(14.1)	(9.0)
AMAP service revenue	5.7	—	(13.4)	(7.7)

Adjusted EBITDA
India	11.9	—	(11.4)	0.5
Vodacom	(2.7)	—	(14.5)	(17.2)
Other AMAP	9.8	(1.2)	(12.5)	(3.9)
AMAP adjusted EBITDA	5.3	(0.3)	(13.2)	(8.2)

Note:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 40 for “Use of non-GAAP financial information”.

India

Service revenue increased 11.7%*, driven by continued customer growth, strong data usage and improved voice pricing. Mobile customers increased by 7.3 million during the first half of the financial year giving a closing customer base of 173.8 million at 30 September 2014.

Data usage grew 94.6%, primarily driven by mobile internet customer growth. At 30 September 2014 active data customers totalled 57.2 million, including 13.6 million 3G customers and 33.9 million smartphone users representing 19.5% penetration of the total customer base.

We continue to make good progress on several key initiatives. We have accelerated our Project Spring investment programme, with 3,145 3G sites added in Q2 (Q1: 2,305), taking 3G coverage in targeted urban areas to 89%. Vodafone Red was launched in India in August, attracting some 163,000 customers by the end of September. M-Pesa continues to expand rapidly, with over 79,000 sales agents and 2.1 million registered customers (Q1: 1.5 million), of which approximately 370,000 are active.

Adjusted EBITDA grew 11.9%*, with adjusted EBITDA margins remaining stable, as higher service revenue and resulting economies of scale on costs were offset by higher acquisition costs.

Vodacom

Service revenue increased 0.2%* as growth in Vodacom’s mobile operations outside South Africa were offset by the negative impact of MTR cuts in South Africa.

In South Africa, organic service revenue decreased 1.3%* as strong growth in data revenue of 21.6%* driven by higher active data customers and smartphone penetration was offset by intensifying price competition and a 4.2 percentage point negative impact of an MTR cut which took effect from 1 April 2014. We relaunched M-Pesa in South Africa in August with a segmented proposition offer.

Vodacom’s mobile operations outside of South Africa delivered service revenue growth of 6.2%* mainly from continued customer base growth as we continue to invest in expanding our data and voice networks. M-Pesa continued to perform well across all of Vodacom’s mobile operations outside of South Africa, with over 5 million customers actively using the service.

Adjusted EBITDA declined 2.7%* with a 1.3* percentage point decrease in adjusted EBITDA margin, driven by the reduced MTRs, weaker currency and increased customer investment.

On 14 April 2014, Vodacom announced the acquisition of the Vodacom customer base from Nashua Mobile, a mobile cellular service provider for South African mobile network operators. The transaction was approved by the Competition Commission on 29 September 2014. Customer migration will commence by the end of the 2014 calendar year.

We aim to complete the acquisition of Neotel by the end of the 2015 financial year, subject to regulatory approval.

Other AMAP

Service revenue increased 5.1%*, with growth in Turkey, Egypt, Qatar and Ghana which was partially offset by a decline in New Zealand.

Service revenue in Turkey increased 7.1%* reflecting continued strong growth in consumer contract and enterprise revenue, including higher ARPU and data usage, partly offset by a negative impact from voice and SMS MTR cuts. As at 30 September 2014 the total customer base in Turkey was 20.6 million, with continued acceleration in net additions largely driven by contract, Vodafone Red and higher smartphone penetration.

In Egypt service revenue increased 1.7%* as a result of an increase in data and voice usage and a more stable economic environment. Revenue increased 23.7%* in Qatar due to continued net customer additions and the success of segmented commercial offers. In Ghana, service revenue grew 19.1%*, driven by an increase in customers, higher data usage and re-pricing to mitigate the impact of the deteriorating economy.

Adjusted EBITDA grew 9.8%* with a 0.6* percentage point improvement in adjusted EBITDA margin due to higher service revenue, the resulting economies of scale on costs and more efficient customer investment.

Statement of financial position

Assets

Goodwill and other intangible assets

Our total intangible assets decreased to £45.8 billion at 30 September 2014 from £46.7 billion at 31 March 2014. The decrease primarily arose as a result of £1.6 billion of goodwill recognised on the acquisitions, including £1.4 billion in relation to Ono, £0.8 billion of identifiable intangible assets arising from Group acquisitions, £1.0 billion of purchases during the period, offset by £2.2 billion amortisation and £2.1 billion of unfavourable foreign exchange rate movements.

Property, plant and equipment

Property, plant and equipment increased to £25.8 billion at 30 September 2014 from £22.9 billion at 31 March 2014, principally as a result of £3.3 billion arising from Group acquisitions, £3.1 billion of purchases during the period offset by £2.5 billion of depreciation charges and £1.0 billion of unfavourable foreign exchange rate movements.

Other non-current assets

Other non-current assets increased by £5.2 billion to £32.8 billion at 30 September 2014 mainly due to a £5.5 billion increase in recognised deferred tax assets in respect of tax losses in Luxembourg.

Total equity and liabilities

Total equity

Total equity increased by £0.1 billion to £71.9 billion at 30 September 2014. Total comprehensive income for the period of £2.3 billion was largely offset by £2.1 billion of dividends paid to equity shareholders and non-controlling interests.

Current assets

Current assets decreased by £5.4 billion to £19.3 billion at 30 September 2014 mainly due to a decrease in cash and cash equivalents of £4.2 billion, and £0.9 billion lower investments.

Non-current liabilities

Non-current liabilities decreased from £25.0 billion at 31 March 2014 to £24.9 billion at 30 September 2014 primarily due to a £0.7 billion increase in long-term borrowings being largely offset by £0.4 billion lower trade and other payables, £0.2 billion lower post employment benefits and £0.2 billion lower deferred tax liabilities.

Current liabilities

Current liabilities increased by £1.8 billion to £26.8 billion at 30 September 2014 mainly due to £2.7 billion additional short-term borrowings partly offset by £0.7 billion lower trade and other payables and £0.2 billion lower taxation liabilities.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2014.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2014	2013
	£m	£m

Adjusted EBITDA	5,884	5,576
Working capital	(1,072)	(46)
Other	45	46
Cash generated by operations (excluding restructuring costs)(1)	4,857	5,576
Cash capital expenditure(2)	(3,907)	(2,869)
Capital expenditure	(3,901)	(2,329)
Working capital movement in respect of capital expenditure	(6)	(540)
Disposal of property, plant and equipment	62	32
Operating free cash flow(1)	1,012	2,739
Taxation	(418)	(1,491)
Dividends received from associates and investments	127	1,453
Tax distribution from VZW	—	1,422
Other	127	31
Dividends paid to non-controlling shareholders in subsidiaries	(140)	(150)
Interest received and paid	(580)	(604)
Free cash flow (1)	1	1,947
Licence and spectrum payments	(127)	(158)
Acquisitions and disposals(3)	(6,679)	(131)
Equity dividends paid	(1,979)	(3,360)
Purchase of treasury shares	—	(1,033)
Foreign exchange	843	1,902
Income dividend from VZW	—	2,067
Other(4)	(191)	187
Net debt (increase)/decrease	(8,132)	1,421
Opening net debt	(13,700)	(25,354)
Closing net debt	(21,832)	(23,933)

Notes:

(1)         Cash generated by operations, operating free cash flow and free cash flow have been redefined to exclude restructuring costs for the six months ended 30 September 2014 of £167 million (2013: £107 million). See also note 4 below.

(2)         Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.

(3)         Acquisitions and disposals for the six months ended 30 September 2014 primarily includes a £2,945 million payment in relation to the acquisition of the entire share capital of Ono plus £2,858 million of associated net debt acquired, a £563 million payment in relation to the acquisition of the remaining 10.97% equity interest in Vodafone India and £131 million payment in relation to acquisition of the entire share capital of Cobra plus £40 million of associated debt acquired.

(4)         Other cash flows for the six months ended 30 September 2014 include £167 million of restructuring costs (2013: £107 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax dividends received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments that vested on acquisition and a £100 million (2013: £100 million) payment in respect of the Group’s historic UK tax settlement.

Cash generated by operations decreased by 12.9% to £4.9 billion, primarily driven by working capital movements which more than offset the higher adjusted EBITDA.

Free cash flow decreased to £1 million compared to £1.9 billion in the prior period as lower payments for taxation were offset by higher cash capital expenditure and lower dividends received from associates and investments.

Capital expenditure increased £1.6 billion to £3.9 billion primarily driven by investments in the Group’s networks as a result of Project Spring.

Payments for taxation decreased 72.0% to £0.4 billion and dividends received from associates and investments decreased £1.3 billion to £0.1 billion primarily as a result of the Group’s disposal of its 45% interest in Verizon Wireless.

A foreign exchange gain of £0.8 billion was recognised on net debt due to favourable exchange rate movements resulting primarily from the weakening of the Euro and the Indian Rupee against Sterling.

Analysis of net debt:

	30 September	31 March
	2014	2014
	£m	£m

Cash and cash equivalents	5,891	10,134

Short-term borrowings
Bonds	(417)	(1,783)
Commercial paper(1)	(3,562)	(950)
Put options over non-controlling interests	(1,391)	(2,330)
Bank loans	(3,483)	(1,263)
Other short-term borrowings(2)	(1,588)	(1,421)
	(10,441)	(7,747)

Long-term borrowings
Put options over non-controlling interests	(5)	(6)
Bonds, loans and other long-term borrowings	(22,171)	(21,448)
	(22,176)	(21,454)

Other financial instruments(3)	4,894	5,367
Net debt	(21,832)	(13,700)

Notes:

(1)         At 30 September 2014 US$3,311 million was drawn under the US commercial paper programme and €1,953 million was drawn under the euro commercial paper programme.

(2)         At 30 September 2014 the amount includes £1,476 million (31 March 2014: £1,185 million) in relation to cash received under collateral support agreements.

(3)         Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2014: £2,798 million; 31 March 2014: £2,443 million) and trade and other payables (30 September 2014: £726 million; 31 March 2014: £881 million) and short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (30 September 2014; £2,822 million, 31 March 2014: £3,805 million).

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2014
	Maturity	£m

US$4.2 billion committed revolving credit facility(1), (2)	March 2017	2,617
€3.9 billion committed revolving credit facility(1)	March 2019	3,006
Other committed credit facilities	Various	798
Undrawn committed facilities		6,421

Notes:

(1)         Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5.0 billion, respectively.

(2)         US$155 million of this facility matures March 2016.

The Group’s £3,562 million of commercial paper due to mature within one year is covered 1.8 times by £6,421 million in undrawn committed facilities. In addition, the Group has historically generated significant amounts of free cash flow which has been allocated to pay dividends, repay maturing borrowings and pay for discretionary spending.

The Group has a €30 billion euro medium-term note (‘EMTN’) programme and a US shelf registration programme which are used to meet medium to long-term funding requirements. At 30 September 2014 the total amounts in issue under these programmes split by currency were US$14.6 billion, €7.8 billion and £1.7 billion.

At 30 September 2014 the Group had bonds outstanding with a nominal value of £17.3 billion (31 March 2014: £17.0 billion). During the six months ended 30 September 2014 the Group issued a €1.75 billion bond which matures in September 2020 and a €1.0 billion bond that matures in September 2025.

Dividends

The directors have announced an interim dividend per share of 3.60 pence, representing a 2.0% increase over the prior financial year’s interim dividend. The ex-dividend date for the interim dividend is 20 November 2014 for ordinary shareholders, the record date is 21 November 2014 and the dividend is payable on 4 February 2015. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the regulatory frameworks and the key regulatory developments at the global and supranational level and in selected countries in which we have significant interests during the six months ended 30 September 2014 and should be read in conjunction with the information contained under “Regulation” on pages 191 to 195 of the Group’s annual report on Form 20-F for the year ended 31 March 2014. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The new European Commission, led by Jean-Claude Juncker, has been appointed. It will be in place until 1 November 2019, with Andrus Ansip, the former Estonian Prime Minister the Vice-president for the Digital Single Market and with Günther Oettinger as the Commissioner for Digital Economy and Society.

In September 2013, the European Commission (the ‘Commission’) delivered major regulatory proposals aimed at building a telecoms single market and delivering a “Connected Continent”. These proposals had their first reading in March 2014 and have been amended by the European Parliament and a compromise text has been produced on behalf of the European Council. The new Italian Presidency continues discussions with Member States to find a common European Council position on the “Connected Continent” regulatory proposals that include harmonisation of spectrum allocation rules and extension of licence duration, the abolition of retail roaming, the introduction of net neutrality regulation and pan-European consumer protection rules.

EU Recommendation on Relevant Markets

An EU recommendation which removes ex ante regulation for voice wholesale markets comes into force in October 2014. This will see a reduction in the number of regulated markets from seven to the following four — fixed network access, business connectivity access and the termination of calls to both mobile and fixed networks.

Europe

Germany

As a requirement of the approval of the Telefónica/E-Plus (‘TEF/E+’) merger, the Federal Network Agency (‘BNetzA’) has stipulated that all of TEF/E+ frequencies in the 900MHz and 1800MHz band due to terminate at the end of 2016 have to be returned by the end of 2015. BNetzA will auction 700MHz, 900MHz, 1500MHz, and 1800MHz spectrum in 2015.

In September 2014, BNetzA published its draft decision on mobile termination rates proposing an initial decrease to 1.72 €Cent (1 December 2014 to 30 November 2015) and then 1.66 €Cent (1 December 2015 to 30 November 2016).

In July 2014, the Vectoring Register opened for operators to submit their plans to deploy Very-high-bit-rate Digital Subscriber Line (VDSL) vectoring equipment in Deutsche Telekom’s cabinets. The operator that obtains the right to deploy VDSL at the cabinet level has to offer wholesale access to the other operators.

Italy

In May 2014, the Administrative Tribunal found in favour of Vodafone Italy, overturning the national regulator’s (‘AGCOM’) injunction that had required them to adopt all the measures required under the Roaming Regulation in relation to roaming charges within a tariff.

In May 2014, the Administrative Tribunal confirmed the Anti-trust decision found that Telecom Italia had abused its dominant position in the fixed broadband market. Telecom Italia subsequently paid the €104 million fine and filed an appeal before the Council of State. Vodafone Italy’s claim against Telecom Italia for €1billion is based on this ruling.

In July 2014, Vodafone Italy extended its 900MHz and 1800MHz licences from 2015 to June 2018 at a cost of €114 million (£91 million).

United Kingdom

In August 2014, the national regulator Ofcom began a further consultation on revising the annual licence fees payable on licences for the use of spectrum in the 900MHz and 1800MHz bands, to reflect market value and with regard to the sums bid in the 4G auction.

Spain

The acquisition of ONO (the main cable operator in Spain) was successfully completed in July 2014, after it was cleared without conditions by the European Commission under the EU merger regulation.

Further to Vodafone Spain’s competition complaint against Telefónica and Yoigo for the unauthorised transfer of use of Yoigo’s spectrum by Telefónica and to other restrictive effects in the market, in September 2014, the National Markets and Competition Commission’s Statement of Objections found that the agreement between Yoigo and Telefónica contained anticompetitive components. Vodafone Spain will submit its written comments by October 2014.

Concerning the parallel complaint submitted to the Ministry in September 2013 for Telefonica’s unauthorized use of Yoigo’s 1800MHz’s band, the Ministry has rejected the appeal and Vodafone Spain responded in May 2014, by submitting a further appeal.

In June 2014, Vodafone Spain presented a complementary writ to the competition authority that cited Telefonica’s abuse of its dominant position in both its fibre roll-out and fibre retail offers. The writ is in relation to Telefonica offering a TV service at no cost when upgrading its customers to fibre,

In April 2014, Vodafone Spain was permitted to withdraw the €160 million security deposit after fulfilling all of its obligations in the roll out of 900MHz Spectrum

Netherlands

The final decision on the MTR hearing at the Court of Appeal (CBb) is now expected in November 2014. During the hearing the CBb raised the possibility of asking prejudicial questions to the European Court of Justice. If this option is selected a final decision will not be issued before the end of 2015. In the meantime MTRs remain at 1.86 €Cents

Ireland

In October 2014, the European Commission unconditionally cleared Vodafone Ireland’s open access joint venture agreement with the Electricity Supply Board to roll out fibre to the building (FTTB) nationwide over the next few years.

In May 2014, the European Commission cleared Hutchison 3G Limited’s acquisition of Telefonica O2 Ireland subject to conditions. Vodafone Ireland has requested that the national regulator (“ComReg”) ensures that the allocation of spectrum following the merger is efficient and non-discriminatory. The High Court (by way of ex parte application) granted Vodafone Ireland leave to apply for an order against ComReg, to compel them to respond to our submission. That hearing is due to take place on 25 November 2014.

Portugal

In July 2014, Vodafone Portugal and Portugal Telecom announced an agreement to deploy and share fibre networks reaching 900,000 homes in Portugal. The agreement commences in December 2014, and runs for 25 years. Both Vodafone Portugal and Portugal Telecom will maintain complete autonomy and flexibility in designing their respective retail offers under the agreement.

Greece

In September 2014, the acquisition of Hellas Online SA was approved by the Hellenic Telecommunications & Post Commission and the Competition Authority. See note 14 for further details.

Vodafone Greece participated in the national 800MHz/2.6GHz spectrum auction and secured its target of 2x10MHz in the 800MHz band and 2x20MHz + 20MHz unpaired in the 2.6GHz band, for €125 million.

Czech Republic

In June 2014, the Czech Communications Office (“CTU”) opened a consultation on the unsold spectrum from the 2013 auction (1800MHz frequencies reserved for a new entrant and part of 2.6GHz frequencies). The start of the auction is now planned for the first half of 2015.

As part of the obligations associated with Vodafone Czech Republic’s purchase of 800MHz spectrum in 2013, a public reference offer for MVNO access was implemented in September 2014. The offer allows an MVNO to provide data services on the 800MHz spectrum.

Hungary

Vodafone Hungary has participated in National Media and Infocommunications Authority Hungary’s auction of 4G 800MHz and 2.6GHz spectrum and secured, at a total reserve price of HF 30.2 billion (£75 million), 2x10MHz in the 800MHz band; 2x20MHz + 25MHz unpaired in the 2.6GHz band (plus 2x1MHz in the 900MHz band).

Albania

Further to the Albanian Competition Authority’s recommendations to the Electronic and Postal Communications Authority (‘AKEP’) to reduce differentiation of on-net and off-net calls, AKEP has proposed a further decrease of MTRs targeting pure long run incremental cost (‘LRIC’) benchmarking levels with a glide-path reducing current MTRs to 1.0 €cents per minute starting from January 2015.

Plus Communication, the smallest mobile operator, is expected to launch 3G services after bidding for 2 blocks of 5MHz in 2.1GHz spectrum. Vodafone also successfully bid for one 5MHz block of 2.1GHz spectrum at a cost of €1.5 million.

Africa, Middle East and Asia Pacific region

India

Vodafone India has appealed against the Department of Telecommunications’ (‘DoT’) refusal to extend its existing spectrum licences in Delhi, Mumbai and Kolkata. See note 13 for further details

The DoT has also rejected Vodafone’s application to extend the spectrum licences past December 2015 in six circles and plans to include that spectrum in an auction scheduled for February 2015. The national regulator (“Telecommunications Regulatory Authority of India” (“TRAI”)) is undertaking a consultation on the reserve price for the spectrum and Vodafone India has expressed concerns that the limited amount of spectrum available for auction will lead to predatory competition.

Prime Minister Narendra Modi has allocated budget in this fiscal year for the Government’s Digital India agenda. TRAI has completed its consultation on the implementation measures required to accelerate the delivery of broadband, including the release of additional spectrum to facilitate wireless broadband and the TRAI recommendations are awaited.

Vodacom: South Africa

Further to Vodacom’s and MTN’s successful challenge to the Independent Communications Authority of South Africa’s (“ICASA”) 2014 Call Termination Rates (CTR), new CTRs were finalised in September 2014 with an initial decrease to 20 ZAR Cents (1 October 2014 to 30 September 2015) with subsequent decreases to 16 ZAR Cents (1 October 2015 to 30 September 2016) and then 13 ZAR Cents (1 October 2016 to 30 September 2017)

The National Integrated ICT policy whitepaper originally scheduled for August 2014 is now due to be published in November 2014.

ICASA is in the initial stages of undertaking a review of competition in the communications sector. Vodacom participated in public hearings in October. Specific consultations on regulatory proposals are expected to follow.

In May 2014, Vodacom announced its intention to acquire 100% of Neotel which will be subject to regulatory approval by both ICASA and the Competition Commission of South Africa. See note 14 for further details.

Vodacom Democratic Republic of Congo

In October 2014, in line with the glide path rates, MTRs were reduced to 3.4 US $Cents

Vodacom Tanzania

In July 2014, the Minister of Communications commenced a consultation on draft regulations which require all telecoms licensees to list 35% of their local shareholding on the Dar Stock Exchange. Vodacom Tanzania is participating in this consultation with other industry operators.

Turkey

In August 2014, the Information and Communications Technologies Authority announced their decision to broaden the scope of the 3G coverage obligation, requiring 100% coverage in the new metropolitan areas which were redefined after the license agreement. Vodafone Turkey has submitted a letter of objection on the basis that their coverage commitment is restricted to the areas defined as metropolitan at the time the agreement was signed.

From July 2014 the Retail Price Cap for mobile-to-mobile and mobile-to-fixed voice termination was increased in line with inflation (5.3%) to 46.25 kr/sec.

In August 2014, the Ministry issued an amendment on the Rights of Way Regulation, which reinforces the obligations of the incumbent operator to respond to operators’ requests for access to their network in a manner in line with the terms & conditions currently provided within the Facility Sharing Obligation.

In September 2014, Clauses 126 and 127 of Basket Law No. 6552 was passed, amending the Internet Law that grants the Presidency of Telecommunication and Communication (TİB) extensive powers over Internet use. With the new amendment, all internet traffic data will be collected by TİB and the Head of TİB will be able to order closure of a website on the basis of “preventing criminal acts, and securing national security and public order”.

Egypt

The Administrative Court ruling in favour of Vodafone Egypt’s case filed against Telecom Egypt and the national regulator (‘NTRA’) regarding the NTRA’s authority to set MTRs between operators is yet to be implemented.

The Unified Licence, due to be finalized by June 2014, is still pending and now expected by December 2014, with the deadline for Telecom Egypt to exit Vodafone Egypt likely to be within 12 months following approval and activation of the Unified Licence.

Ghana

In September 2014, the Minister of Communications announced Cabinet’s approval of the policy to issue four new categories of telecom licences; a Mobile Virtual Network Operator Licence, a Unified Licence, one Interconnect Clearinghouse Licence and the International Wholesale Traffic Licence. To date there has been no announcement on any proposed public consultation or indication on how and when the licences will be made available.

New Zealand

Vodafone New Zealand secured 2x15MHz of 700MHz spectrum at reserve price of NZ$22 million per 5MHz block with an additional NZ$2 million, a total of NZ$68 million (£35 million) paid to secure blocks that support devices covering both of the “APT700” sub-bands.

Safaricom: Kenya

The Kenyan National Regulatory Authority renewed Safaricom Limited’s operating licence for ten years with effect from July 2014. The renewed licence includes Safaricom Limited’s spectrum resources in 900MHz and 1800MHz. It has also been successful in its application for 2x15MHz of spectrum in the 800MHz band, and is awaiting the competition authority’s approval to acquire the spectrum assets of Essar.

In July 2014, the Central Bank of Kenya requested that each mobile network operator submit its views on interoperability. The National Payment Systems Regulations took effect in August 2014 and now provide the management framework for payment services in Kenya and while they note that operators may agree to interoperate their money transfer services, no timelines have been set for the implementation of interoperability.

In July 2014, the MTR was reduced from KES 1.15 to KEs 0.99.

Qatar

The Communications Regulatory Authority (‘CRA’) granted Vodafone Qatar additional spectrum of 2x5MHz in the 1800MHz band and 2x10MHz in the 800MHz band, to support 4G deployment.

During the CRA’s review of three retail mobile markets, the CRA amended the remedies applied to the Significant Market Power (“SMP”) operator (Ooredoo) in those markets without notice or consultation. The first of these amendments was successfully appealed with the Ministry of Information and Communication Technology’s Appeals Committee finding the amendment to be legally invalid. The second remains under consideration by the Appeals Committee.

The CRA announced a shift in emphasis to wholesale regulation. This includes requesting reference offers for passive infrastructure from the incumbent (Ooredoo) and the national broadband network Qnbn. Vodafone and Ooredoo are also required to prepare reference offers for interconnection. MTRs will be reviewed in late 2014 and early 2015.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2014, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 164 to 166 of the Group’s annual report on Form 20-F for the year ended 31 March 2014.

There have been no material changes in legal proceedings during the six months ended 30 September 2014 except as disclosed below.

Vodafone India Services Private Limited (‘VISPL’) tax claims

Refer to “Commitments and contingent liabilities” on page 38.

Extension of licences in Delhi, Mumbai and Kolkata: VIL and others v Union of India

Refer to “Commitments and contingent liabilities” on page 38.

British Telecom (Italy) v Vodafone Italy

Refer to “Commitments and contingent liabilities” on page 38.

FASTWEB v Vodafone Italy

Refer to “Commitments and contingent liabilities” on page 38.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2014	2013
	Note	£m	£m

Continuing operations

Revenue	2	20,752	19,061
Cost of sales		(15,476)	(13,617)
Gross profit		5,276	5,444
Selling and distribution expenses		(1,707)	(1,513)
Administrative expenses		(2,499)	(1,999)
Share of result of equity accounted associates and joint ventures		(35)	223
Other income and expense		(118)	41
Operating profit	2	917	2,196
Non-operating income and expense		(26)	(150)
Investment income		305	171
Financing costs		(790)	(703)
Profit before taxation		406	1,514
Income tax credit	4	5,095	14,197
Profit for the financial period from continuing operations		5,501	15,711
Profit for the financial period from discontinued operations	5	—	2,353
Profit for the financial period		5,501	18,064

Attributable to:
— Owners of the parent		5,422	17,954
— Non-controlling interests		79	110
Profit for the financial period		5,501	18,064

Earnings per share
From continuing operations:
— Basic	6	20.48p	58.85p
— Diluted	6	20.37p	58.42p

Total Group:
— Basic	5, 6	20.48p	67.73p
— Diluted	5, 6	20.37p	67.23p

The accompanying notes are an integral part of the unaudited condensed financial statements.

Consolidated statement of comprehensive income

	Six months ended 30 September
	2014	2013
	£m	£m
Profit for the financial period	5,501	18,064
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent periods
Gains/(losses) on revaluation of available-for-sale investments, net of tax	5	(89)
Foreign exchange translation differences, net of tax	(3,016)	(2,853)
Foreign exchange gains transferred to the income statement	(1)	—
Fair value gains transferred to the income statement	(4)	—
Other, net of tax	(149)	1
Total items that may be classified to profit or loss in subsequent periods	(3,165)	(2,941)
Items that will not be reclassified to profit or loss in subsequent periods
Net actuarial losses on defined benefit pension schemes, net of tax	(13)	(4)
Total items will not be classified to profit or loss in subsequent periods	(13)	(4)
Other comprehensive expense	(3,178)	(2,945)
Total comprehensive income for the financial period	2,323	15,119

Attributable to:
— Owners of the parent	2,221	15,124
— Non-controlling interests	102	(5)
	2,323	15,119

The accompanying notes are an integral part of the unaudited condensed financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		30 September	31 March
		2014	2014
	Note	£m	£m

Non-current assets
Goodwill		23,682	23,315
Other intangible assets		22,163	23,373
Property, plant and equipment		25,770	22,851
Investments in associates and joint ventures	9	(77)	114
Other investments		3,627	3,553
Deferred tax assets		25,394	20,607
Post employment benefits		162	35
Trade and other receivables		3,687	3,270
		104,408	97,118
Current assets
Inventory		522	441
Taxation recoverable		729	808
Trade and other receivables		8,606	8,886
Other investments		3,509	4,419
Cash and cash equivalents		5,891	10,134
Assets held for sale		—	34
		19,257	24,722
Total assets		123,665	121,840

Equity
Called up share capital		3,792	3,792
Additional paid-in capital		117,012	116,973
Treasury shares		(7,063)	(7,187)
Accumulated losses		(48,828)	(51,428)
Accumulated other comprehensive income		5,451	8,652
Total equity attributable to owners of the parent		70,364	70,802

Non-controlling interests		1,552	1,733
Put options over non-controlling interests		(5)	(754)
Total non-controlling interests		1,547	979

Total equity		71,911	71,781

Non-current liabilities
Long-term borrowings		22,176	21,454
Taxation liabilities		—	50
Deferred tax liabilities		561	747
Post employment benefits		353	584
Provisions		870	846
Trade and other payables		963	1,339
		24,923	25,020
Current liabilities
Short-term borrowings		10,441	7,747
Taxation liabilities		686	873
Provisions		965	963
Trade and other payables		14,739	15,456
		26,831	25,039
Total equity and liabilities		123,665	121,840

The accompanying notes are an integral part of the unaudited condensed financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital(1)	Treasury shares	Accumulated comprehensive income(2)	Equity attributable to the owners	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2013	3,866	154,279	(9,029)	(77,639)	71,477	1,011	72,488
Issue or reissue of shares	—	2	177	(157)	22	—	22
Redemption or cancellation of shares	(74)	74	1,648	(1,648)	—	—	—
Share-based payments	—	51	—	—	51	—	51
Transactions with non-controlling interests in subsidiaries	—	—	—	(14)	(14)	(48)	(62)
Comprehensive income	—	—	—	15,124	15,124	(5)	15,119
Dividends	—	—	—	(3,365)	(3,365)	(159)	(3,524)
30 September 2013	3,792	154,406	(7,204)	(67,699)	83,295	799	84,094

1 April 2014	3,792	116,973	(7,187)	(42,776)	70,802	979	71,781
Issue or reissue of shares	—	1	124	(97)	28	—	28
Share-based payments	—	45	—	—	45	—	45
Transactions with non-controlling interests in subsidiaries	—	—	—	(755)	(755)	616	(139)
Comprehensive income	—	—	—	2,221	2,221	102	2,323
Dividends	—	—	—	(1,975)	(1,975)	(150)	(2,125)
Other	—	(7)	—	5	(2)	—	(2)
30 September 2014	3,792	117,012	(7,063)	(43,377)	70,364	1,547	71,911

Notes:

(1)                Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

(2)                Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the unaudited condensed financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2014	2013
	Note	£m	£m

Net cash flow from operating activities	10	3,691	3,878

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired		(2,936)	(6)
Purchase of interests in associates and joint ventures		(4)	(12)
Purchase of intangible assets		(937)	(718)
Purchase of property, plant and equipment		(3,103)	(2,309)
Purchase of investments		(92)	(503)
Disposal of interests in subsidiaries, net of cash disposed		—	(89)
Disposal of interests in associates and joint ventures		27	—
Disposal of property, plant and equipment		62	32
Disposal of investments		1,031	1,185
Dividends received from associates and joint ventures		485	3,517
Dividends received from investments		1	3
Interest received		131	288
Net cash flow from investing activities		(5,335)	1,388

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		28	37
Net movement in short-term borrowings		2,354	1,044
Proceeds from issue of long-term borrowings		2,169	—
Repayment of borrowings		(3,232)	(2,752)
Purchase of treasury shares		—	(1,033)
Equity dividends paid		(1,979)	(3,360)
Dividends paid to non-controlling shareholders in subsidiaries		(140)	(150)
Other transactions with non-controlling interests in subsidiaries		(718)	—
Other movements in loans with associates and joint ventures		—	(21)
Interest paid		(1,039)	(892)
Net cash flow used in financing activities		(2,557)	(7,127)

Net cash flow		(4,201)	(1,861)
Cash and cash equivalents at beginning of the financial period		10,112	7,506
Exchange loss on cash and cash equivalents		(118)	(44)
Cash and cash equivalents at end of the financial period		5,793	5,601

The accompanying notes are an integral part of the unaudited condensed financial statements.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

1                 Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2014:

•            were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•            are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2014;

•            apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2014, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

•            include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•            do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•            were approved by the Board of directors on 11 November 2014.

The information relating to the year ended 31 March 2014 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2014, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2014.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

2                 Segmental analysis

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue.

	Segment revenue	Intra- region revenue	Regional revenue	Inter- region revenue	Group revenue	Adjusted EBITDA
	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2014
Germany	4,328	(6)	4,322	(8)	4,314	1,386
Italy	2,358	(8)	2,350	(1)	2,349	787
UK	3,092	(5)	3,087	(1)	3,086	645
Spain	1,700	(10)	1,690	(3)	1,687	307
Other Europe	2,536	(11)	2,525	(1)	2,524	833
Europe	14,014	(40)	13,974	(14)	13,960	3,958
India	2,057	—	2,057	(1)	2,056	607
Vodacom	2,102	—	2,102	—	2,102	735
Other AMAP	2,307	—	2,307	(5)	2,302	609
AMAP	6,466	—	6,466	(6)	6,460	1,951
Other(1)	332	—	332	—	332	(25)
Group	20,812	(40)	20,772	(20)	20,752	5,884
Discontinued operations
Verizon Wireless(2)	—					—

Six months ended 30 September 2013(3)
Germany	3,900	(4)	3,896	(5)	3,891	1,328
Italy	—	—	—	—	—	—
UK	3,225	(9)	3,216	(1)	3,215	702
Spain	1,839	(10)	1,829	(1)	1,828	422
Other Europe	2,843	(5)	2,838	(1)	2,837	928
Europe	11,807	(28)	11,779	(8)	11,771	3,380
India	2,048	—	2,048	(2)	2,046	604
Vodacom	2,442	—	2,442	—	2,442	888
Other AMAP	2,479	—	2,479	(4)	2,475	634
AMAP	6,969	—	6,969	(6)	6,963	2,126
Other(1)	328	—	328	(1)	327	70
Group	19,104	(28)	19,076	(15)	19,061	5,576
Discontinued operations
Verizon Wireless(2)	9,955					4,274

Note:

(1)                The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

(2)                Discontinued operations comprise our US group whose principal asset was a 45% interest in Verizon Wireless, which was sold on 21 February 2014. Refer to note 5 “Discontinued operations” for further details.

(3)                During the year ended 31 March 2014 the Group changed its organisational structure, merging its Northern and Central Europe and Southern Europe regions into one Europe region and moved its Turkish operating company into the AMAP region given its emerging market characteristics. The table above presents prior year segmental information on this revised basis.

The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation and loss on disposal of fixed assets and the Group’s share of results in associates and joint ventures. A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit for the financial period, see the consolidated income statement on page 25.

	Six months ended 30 September
	2014	2013
	£m	£m
Adjusted EBITDA	5,884	5,576
Depreciation, amortisation and loss on disposal of fixed assets	(4,728)	(3,476)
Restructuring costs	(84)	(210)
Share of results in associates and joint ventures	(37)	265
Other income and expense	(118)	41
Operating profit	917	2,196

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

3                 Impairment review

Impairment testing was performed as at 30 September 2014 and 30 September 2013. No impairment charge was recognised for the six months ended 30 September 2014 or for the six months ended 30 September 2013. The methodology adopted for impairment testing for the six months ended 30 September 2014 was consistent with that disclosed on page 106 and pages 114 to 117 of the Group’s annual report for the year ended 31 March 2014.

The recoverable amounts of the Group’s operations in Germany, Italy and Spain are not materially greater than their reported carrying value at 30 September 2014. Any adverse change in a key assumption underpinning the value in use calculation may, therefore, cause impairment losses to be recognised. The table below shows the key assumptions used in the value in use calculations at 30 September 2014.

	Assumptions used in value in use calculation
	Germany	Italy	Spain(1)
	%	%	%

Pre-tax risk adjusted discount rate	7.8	10.6	10.0
Long-term growth rate	0.5	1.0	1.9
Budgeted adjusted EBITDA(2)	2.7	(2.2)	(0.7)
Budgeted capital expenditure(3)	12.5 – 21.7	11.1 – 25.5	9.0 – 23.5

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2014:

	Germany		Italy		Spain(1)
	Increase 2pps	Decrease 2pps	Increase 2pps	Decrease 2pps	Increase 2pps	Decrease 2pps
	£bn	£bn	£bn	£bn	£bn	£bn

Pre-tax risk adjusted discount rate	(5.3)	—	(1.1)	—	(0.7)	—
Long-term growth rate	—	(4.9)	—	(1.0)	—	(0.6)
Budgeted adjusted EBITDA(2)	—	(0.6)	—	(0.1)	—	—
Budgeted capital expenditure(4)	(2.3)	—	—	—	(0.5)	—

Notes:

(1)                Excludes Grupo Corporativo Ono, S.A. acquired on 23 July 2014 (see note 8 for further details).

(2)                Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

(3)                Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

(4)                Budgeted capital expenditure, which excludes licences and spectrum, is expressed as a percentage of revenue in the initial five years of the plans used for impairment testing.

The recoverable amounts of the Group’s operations in Czech Republic, Greece, Portugal and Romania are also not materially greater than their reported carrying value at 30 September 2014.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

4                 Taxation

	Six months ended 30 September
	2014	2013
	£m	£m
Overseas current tax expense/(credit):
Current year	359	497
Adjustments in respect of prior years	(11)	(54)

United Kingdom corporation tax expense:(1)
Current year	—	5
Adjustments in respect of prior years	—	13
Total current tax expense	348	461

Deferred tax on origination and reversal of temporary differences:
Overseas deferred tax	(5,440)	(14,823)
United Kingdom deferred tax	(3)	165
Total deferred tax credit	(5,443)	(14,658)
Total income tax credit	(5,095)	(14,197)

Note:

(1)                Significant ongoing investments made by our UK business in expanding and improving its network and systems, £6 billion of spectrum payments to the UK government in 2000, £0.8 billion of spectrum payments in 2013 and UK interest costs impact the calculation of the UK tax charge.

Overseas deferred tax credit for the six months ended 30 September 2014 includes the recognition of tax losses in Luxembourg following the acquisition of Grupo Corporativo Ono, S.A. (£3,341 million) and losses arising from the write down of investments following the completion and approval of Luxembourg statutory accounts (£2,127 million).

Overseas deferred tax credit for the six months ended 30 September 2013 includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£16,069 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£3,016 million).

The Group expects to use these losses in Luxembourg and Germany over period of between 10 and 60 years; the actual use of these losses, and the period over which they may be used, is dependent on many factors which may change, including the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2014.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

5                 Discontinued operations

On 2 September 2013 the Group announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless. The Group ceased recognising its share of results in Verizon Wireless on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014. The table below sets out all of the elements relating to this discontinued operation within the consolidated income statement.

Income statement and segmental analysis of discontinued operations

	Six months ended 30 September
	2014	2013
	£m	£m
Share of result in associates	—	3,191
Net financing income	—	33
Profit before taxation	—	3,224
Taxation relating to performance of discontinued operations	—	(871)
Profit for the financial period from discontinued operations	—	2,353

Earnings per share from discontinued operations

Six months ended 30 September
	2014	2013
	Pence per share	Pence per share
- Basic	—	8.88p
- Diluted	—	8.81p

	Six months ended 30 September
	2014	2013
	£m	£m
Total comprehensive income for the financial period from discontinued operations	—	2,353

Cash flows from discontinued operations

	Six months ended 30 September
	2014	2013
	£m	£m
Net cash flows from operating activities	—	(1,008)
Net cash flow from investing activities	—	3,489
Net cash flow from financing activities	—	(2,493)
Net decrease in cash and cash equivalents	—	(12)
Exchange gain on cash and cash equivalents	—	12
Cash and cash equivalents at the end of the financial period	—	—

6                 Earnings per share

	Six months ended 30 September
	2014	2013
	Million	Million
Weighted average number of shares for basic earnings per share(1)	26,470	26,509
Effect of dilutive potential shares: restricted shares and share options(1)	145	198
Weighted average number of shares for diluted earnings per share(1)	26,615	26,707

	Six months ended 30 September
	2014	2013
	£m	£m
Earnings for basic and diluted earnings per share - continuing operations	5,422	15,601
Earnings for basic and diluted earnings per share - discontinued operations	—	2,353
Earnings for basic and diluted earnings per share	5,422	17,954

	Pence	Pence
Basic earnings per share	20.48p	67.73p
Diluted earnings per share	20.37p	67.23p

Notes:

(1)                On 19 February 2014, we announced a “6 for 11” share consolidation effective on 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Prior year comparatives have been restated.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

7                 Equity dividends

	Six months ended 30 September
	2014	2013
	£m	£m

Declared during the financial period:
Final dividend for the year ended 31 March 2014: 7.47 pence per share (2013: 6.92 pence)	1,975	3,365

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2015: 3.60 pence per share (2014: 3.53 pence)	954	1,711

8                 Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

£m
Cash consideration paid:
Grupo Corporativo Ono, S.A.	2,945
Other acquisitions completed during the period	136
3,081
Net cash acquired	(145)
2,936

Total goodwill on acquisitions was £1,572 million and included £1,439 million in relation to Ono and £133 million in relation to other acquisitions completed during the period.

Grupo Corporativo Ono, S.A. (‘Ono’)

On 23 July 2014, the Group acquired the entire share capital of Ono for cash consideration of £2,945 million. The primary reason for acquiring the business was to create a leading integrated communications operator in Spain, offering customers unified communication services. The results of the acquired entity have been consolidated in the Group’s income statement from 23 July 2014 and contributed £199 million of revenue and a loss of £89 million to the profit attributable to owners of the parent during the period.

The acquisition date fair values of the assets and liabilities acquired are provisional. These may be further adjusted as we gain a further understanding of the business. The provisional purchase price allocation is set out in the table below:

Fair value
£m
Net assets acquired:
Identifiable intangible assets(1)	779
Property, plant and equipment	3,270
Other investments	7
Trade and other receivables	156
Cash and cash equivalents	143
Current and deferred taxation	634
Short and long-term borrowings	(3,001)
Trade and other payables	(451)
Provisions	(26)
Net identifiable assets acquired	1,511
Non-controlling interests	(5)
Goodwill(2)	1,439
Total consideration (3)	2,945

Notes:

(1)                Identifiable intangible assets of £779 million consisted of customer relationships of £710 million, brand of £33 million and software of £36 million.

(2)                The goodwill arising on acquisition is principally related to the synergies expected to arise following the integration of the Ono business. These principally relate to synergies expected to arise following integration of the respective networks, operating cost rationalisation and revenue synergies driven by the larger network footprint and incremental revenue streams from integrated services.

(3)                Transaction costs of £14 million were charged in the Group’s consolidated income statement in the six months ended 30 September 2014.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

Pro-forma information

The following unaudited pro-forma summary presents the Group as if the acquisition of Ono had been completed on 1 April 2014. The pro-forma amounts include the results of Ono, application of Vodafone accounting policies, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Six months ended 30 September
2014
£m
Revenue	21,127
Profit for the financial period	5,341
Profit attributable to owners of the parent	5,262

Pence
Basic earnings per share	19.88p
Diluted earnings per share	19.77p

Other acquisitions

During the six month period ended 30 September 2014 the Group completed a number of other acquisitions for an aggregate net cash consideration of £136 million, all of which was paid during the period. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were £133 million, £143 million and £140 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for net cash consideration of £718 million.

During the six month period ended 30 September 2013 there were no material acquisitions.

9                 Investment in associates and joint ventures

	30 September	31 March
	2014	2014
	£m	£m
Investment in joint ventures	(335)	(158)
Investment in associates	258	272
	(77)	114

10          Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2014	2013
	£m	£m
Profit for the financial period from continuing operations	5,501	15,711
Profit for the financial period from discontinued operations	—	2,353
Adjustments for:
Share based payments	45	46
Depreciation and amortisation	4,720	3,442
Loss on disposal of property, plant and equipment	8	34
Share of result of equity accounted associates and joint ventures	35	(3,414)
Other income and expense	118	(41)
Non-operating income and expense	26	150
Investment income	(305)	(171)
Financing costs	790	670
Income tax credit	(5,095)	(13,326)
Increase in inventory	(111)	(181)
Increase in trade and other receivables	(403)	(6)
(Decrease)/increase in trade and other payables	(1,120)	202
Cash generated by operations	4,209	5,469
Tax paid	(518)	(1,591)
Net cash flow from operating activities	3,691	3,878

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

11          Related party transactions

The Group has a number of related parties including joint ventures and associates, pension schemes, directors and Executive Committee members. Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2014	2013
	£m	£m
Sales of goods and services to associates	3	127
Purchase of goods and services from associates	45	53
Sales of goods and services to joint ventures	3	8
Purchase of goods and services from joint ventures	273	290
Net interest expense payable to joint ventures	1	35

	30 September	31 March
	2014	2014
	£m	£m
Trade balances owed:
by associates	9	3
to associates	3	3
by joint ventures	97	82
to joint ventures	75	170
Other balances owed by joint ventures	51	57
Other balances owed to joint ventures	—	63

In the six months ended 30 September 2014 the Group made contributions to defined benefit pension schemes of £384 million (six months ended 30 September 2013: £29 million) which included special contributions of £325 million to the Vodafone Group Pension Scheme and £40 million to the Cable & Wireless Worldwide Retirement Plan relating to past service representing accelerated funding amounts that would have been due for each scheme over the period to 31 March 2020.

In addition, £1.5 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2013: £1.3 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

12          Fair value of financial instruments

The table below sets out the valuation basis(1) of financial instruments held at fair value by the Group at 30 September 2014.

	Level 1(2)		Level 2(3)		Total
	30	31	30	31	30	31
	September	March	September	March	September	March
	2014	2014	2014	2014	2014	2014
	£m	£m	£m	£m	£m	£m
Financial assets:
Fair value through the income statement (held for trading)	—	—	2,822	3,792	2,822	3,792
Derivative financial instruments:
Interest rate swaps	—	—	1,875	1,871	1,875	1,871
Cross currency interest rate swaps	—	—	837	504	837	504
Foreign exchange contracts	—	—	77	68	77	68
Interest rate futures	—	—	9	13	9	13
	—	—	5,620	6,248	5,620	6,248
Financial investments available for sale:
Listed equity securities	19	6	—	—	19	6
Unlisted equity securities	—	—	124	154	124	154
	19	6	124	154	143	160
	19	6	5,744	6,402	5,763	6,408
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	—	—	499	635	499	635
Cross currency interest rate swaps	—	—	174	217	174	217
Foreign exchange contracts	—	—	53	29	53	29
	—	—	726	881	726	881

Notes:

(1)   There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy.

(2)   Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

(3)   Level 2 classification comprises where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

Carrying value and fair value information(1)

The fair value and carrying value of the Group’s financial assets and financial liabilities held at amortised cost is set out in the table below:

	Fair value		Carrying value
	30 September	31 March	30 September	31 March
	2014	2014	2014	2014
	£m	£m	£m	£m
Cash and cash equivalents	5,891	10,134	5,891	10,134
Cash held in restricted deposits	586	524	586	524
Public debt and bonds	241	227	241	227
Other debt and bonds	3,260	3,171	3,260	3,171
Unlisted equity securities	83	74	83	74
	10,061	14,130	10,061	14,130
Short-term borrowings:
Bonds	(416)	(1,771)	(417)	(1,783)
Commercial Paper	(3,557)	(950)	(3,557)	(950)
Bank Loans and other short-term borrowings	(6,466)	(4,992)	(6,467)	(5,014)
	(10,439)	(7,713)	(10,441)	(7,747)
Long-term borrowings:
Bonds	(17,187)	(16,417)	(17,685)	(16,697)
Bank Loans and other long-term borrowings	(4,550)	(4,817)	(4,491)	(4,757)
	(21,737)	(21,234)	(22,176)	(21,454)
	(22,115)	(14,817)	(22,556)	(15,071)

Note:

(1)   The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

13          Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed below.

Vodafone India Services Private Limited (‘VISPL’) tax claims

VISPL has been assessed to owe tax of approximately £240 million (plus interest of £190 million) in respect of (i) a transfer pricing margin charged for the international call centre of Hutchison prior to the 2007 transaction with Vodafone for Hutchison assets in India; (ii) the sale of the international call centre by VISPL to Hutchison and (iii) the alleged transfer of options held by VISPL for Vodafone India Limited (‘VIL’) equity shares. The first two of the three heads of tax are subject to an indemnity by Hutchison under the Vodafone International Holdings BV (‘VIHBV’) Tax Deed of Indemnity. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal has now heard the appeal and (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance remains in place pending a decision on the appeal which is expected during November 2014. If VISPL loses the appeal, its terms of the stay of demand may be revisited (and could be increased) while VISPL pursues further appeals in the High Court and the Supreme Court.

Extension of licences in Delhi, Mumbai and Kolkata: VIL and others v Union of India

We sought an extension of our existing licences in Delhi, Mumbai and Kolkata. That extension was denied by the Department of Telecommunications by order dated 21 March 2013. We appealed that decision to the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’) and by its order dated 31 January 2014, the TDSAT denied the extension. The Supreme Court has agreed to hear our appeal on an expedited basis and a hearing has been scheduled for 26 November 2014. In the meantime, in order to maintain continuity of services, VIL sought and obtained spectrum in these cities.

British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplemental report published in September 2014 to €8 million to €11 million. The expert’s report will be considered by the Court before it gives judgment on the case.

FASTWEB v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB seeks damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2014

14          Other matters

Neotel Proprietary Limited (‘Neotel’)

On 19 May 2014 Vodacom announced its intention to acquire 100% of Neotel, the second largest provider of fixed telecommunications services in South Africa, for a cash consideration equivalent to an enterprise value of R7.0 billion (£0.4 billion). Vodacom expects that the combination of Neotel with its existing fibre network, spectrum holdings and enterprise business will accelerate Vodacom’s unified communications strategy, yielding substantial cost and capital expenditure synergies. The transaction remains subject to the fulfilment of a number of conditions precedent including applicable regulatory approvals (submissions have been made to both the Independent Communications Authority of South Africa (ICASA) and the Competition Commission of South Africa) and we aim to complete the acquisition by the end of the 2015 financial year.

Vodafone Fiji Limited

On 1 July 2014 Vodafone announced that it has sold its entire 49% shareholding in Vodafone Fiji Limited to the Fiji National Provident Fund for a cash consideration of FJ$160 million (£51million).

Hellas Online SA (‘HOL’)

On 22 August 2014 Vodafone announced that Vodafone Greece had agreed to acquire 72.7% of the share capital of HOL, a leading provider of broadband and fixed-line telephony in Greece, from the Intracom Group and World Equities Investments Holdings SA for a total cash consideration of €72.7 million (£57 million) (the “Transaction”). The Transaction builds on the successful track record of commercial cooperation between Vodafone Greece and HOL since 2009, when Vodafone Greece became an 18.5% shareholder, and accelerates Vodafone’s unified communications strategy in Greece. The Transaction, which remains subject to a number of conditions, is expected to complete in the fourth quarter of the 2014 calendar year, following which Vodafone Greece will extend a mandatory takeover offer for the remaining shares in HOL. The purchase price implies an enterprise value for 100% of HOL of €311 million (£242 million).

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the unaudited condensed consolidated financial statements on page 30.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

•            these measures are used for internal performance reporting;

•            these measures are used in setting director and management remuneration; and

•            they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, is provided in the section “Financial results” beginning on page 8.

Cash flow measures

In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•            free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•            free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•            these measures are used by management for planning, reporting and incentive purposes; and

•            these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided on page 18.

Organic growth

All amounts in this document marked with an “*” represent “organic growth” which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

Reconciliations of organic growth to reported growth is shown where used or in the table below.

		Organic	M&A activity	Foreign exchange	Reported
		%	pps	pps	%

Group
Revenue	H1	(3.0)	20.6	(8.7)	8.9
Service revenue	H1	(2.8)	20.5	(8.5)	9.2
Adjusted EBITDA	H1	(10.0)	24.1	(8.6)	5.5
Percentage point change in adjusted EBITDA margin	H1	(2.1)	1.3	(0.1)	(0.9)
Adjusted operating profit	H1	(29.9)	(359.8)	31.1	(358.6)
Mobile in-bundle revenue	Q2	5.6	16.8	(8.5)	13.9
Mobile out-of-bundle revenue	Q2	(10.4)	14.4	(8.1)	(4.1)
Mobile incoming revenue	Q2	(6.3)	11.1	(8.1)	(3.3)
Fixed line revenue	Q2	0.8	59.6	(7.4)	53.0
Other revenue	Q2	2.9	17.3	(8.2)	12.0
Service revenue	Q2	(1.5)	21.8	(8.3)	12.0
Service revenue excluding the impact of MTR cuts	Q2	(0.9)	21.8	(8.3)	12.6
Vodafone Global Enterprise service revenue	Q2	1.2	8.4	(4.4)	5.2
Machine-to-machine revenue	Q2	23.5	44.3	(7.3)	60.5
Service revenue	Q1	(4.2)	19.4	(8.8)	6.4
Service revenue excluding the impact of MTR cuts	Q1	(2.9)	19.4	(8.8)	7.7

Europe
Mobile service revenue	H1	(7.3)	23.3	(5.1)	10.8
Fixed line revenue	H1	(2.5)	64.0	(5.4)	56.1
Germany - Mobile service revenue	H1	(4.6)	0.1	(5.4)	(9.8)
Germany - Fixed line revenue	H1	(2.9)	93.3	(10.8)	79.6
Italy - Mobile service revenue	H1	(15.4)	15.4	—	—
Italy - Fixed line revenue	H1	1.7	(1.7)	—	—
Italy - operating expenses	H1	3.1	(3.1)	—	—
UK - Mobile service revenue	H1	(0.5)	—	0.0	(0.4)
UK - Fixed line revenue	H1	(10.4)	—	—	(10.4)
Spain - Mobile service revenue	H1	(14.8)	3.4	(5.0)	(16.4)
Spain - Fixed line revenue	H1	10.1	97.1	(12.2)	95.0
Spain - operating expenses	H1	2.9	(13.3)	6.0	(4.4)
Netherlands - Service revenue	H1	(2.2)	—	(5.5)	(7.7)
Portugal - Service revenue	H1	(4.0)	—	(5.5)	(9.5)
Greece - Service revenue	H1	(4.7)	—	(5.2)	(9.9)
Germany - Percentage point change in adjusted EBITDA margin	H1	(4.5)	2.4	—	(2.1)
Italy - Percentage point change in adjusted EBITDA margin	H1	(3.5)	3.5	—	—
UK - Percentage point change in adjusted EBITDA margin	H1	(0.9)	—	—	(0.9)
Spain - Percentage point change in adjusted EBITDA margin	H1	(7.8)	2.9	0.1	(4.8)
Other Europe - Percentage point change in adjusted EBITDA margin	H1	0.3	—	—	0.3
Europe - Percentage point change in adjusted EBITDA margin	H1	(3.0)	2.7	(0.1)	(0.4)
Mobile in-bundle revenue	Q2	1.1	20.8	(6.8)	15.1
Mobile out-of-bundle revenue	Q2	(18.4)	29.3	(5.9)	5.0
Mobile incoming revenue	Q2	(6.2)	23.8	(6.2)	11.4
Fixed line revenue	Q2	(2.1)	71.8	(7.1)	62.6
Other revenue	Q2	(1.6)	17.6	(6.9)	9.1

		Organic	M&A activity	Foreign exchange	Reported
		%	pps	pps	%

Service revenue	Q2	(5.0)	32.6	(6.7)	20.9
Mobile service revenue	Q2	(5.6)	23.7	(6.5)	11.6
Germany - Service revenue	Q2	(3.4)	22.2	(8.4)	10.4
Italy - Service revenue	Q2	(9.7)	9.7	—	—
UK - Service revenue	Q2	(3.0)	—	—	(3.0)
Spain - Service revenue	Q2	(9.3)	25.6	(8.3)	8.0
Service revenue	Q1	(7.9)	29.0	(3.9)	17.2
Mobile service revenue	Q1	(9.0)	22.9	(3.8)	10.0
Fixed line revenue	Q1	(2.8)	56.3	(3.9)	49.6

AMAP
South Africa - Service revenue	H1	(1.3)	—	(15.7)	(17.0)
South Africa - Data revenue	H1	21.6	—	(19.2)	2.4
Vodacom’s international operations - Service revenue	H1	6.2	—	(10.5)	(4.3)
Turkey - Service revenue	H1	7.1	—	(19.2)	(12.1)
Egypt - Service revenue	H1	1.7	(0.1)	(10.0)	(8.4)
Qatar - Revenue	H1	23.7	—	(9.7)	14.0
Ghana - Service revenue	H1	19.1	—	(50.1)	(31.0)
India - Percentage point change in adjusted EBITDA margin	H1	—	—	—	—
Vodacom - Percentage point change in adjusted EBITDA margin	H1	(1.3)	—	(0.1)	(1.4)
Other AMAP - Percentage point change in adjusted EBITDA margin	H1	0.6	(0.3)	0.5	0.8
AMAP - Percentage point change in adjusted EBITDA margin	H1	(0.3)	(0.1)	0.1	(0.3)
Mobile in-bundle revenue	Q2	27.6	—	(14.3)	13.3
Mobile out-of-bundle revenue	Q2	(1.9)	—	(9.5)	(11.4)
Mobile incoming revenue	Q2	(6.5)	—	(9.1)	(15.6)
Fixed line revenue	Q2	24.3	—	(9.8)	14.5
Other revenue	Q2	11.5	—	(9.8)	1.7
Service revenue	Q2	6.8	—	(10.6)	(3.8)
India - Service revenue	Q2	13.2	—	(5.4)	7.8
Vodacom - Service revenue	Q2	0.3	—	(12.7)	(12.4)
Service revenue	Q1	4.7	(0.0)	(15.9)	(11.3)

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September

	Revenue		Adjusted EBITDA		Capital expenditure		Operating free cash flow(1)
	2014	2013	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Germany(2)	4,328	3,900	1,386	1,328	1,032	565	460	729
Italy(3)	2,358	—	787	—	423	—	206	—
UK	3,092	3,225	645	702	382	351	138	175
Spain(4)	1,700	1,839	307	422	274	164	10	155
Other Europe
Netherlands	751	831	269	287	149	87	142	147
Portugal	404	460	157	176	117	54	54	100
Romania	279	318	98	114	58	36	32	68
Greece	275	313	76	84	29	29	35	38
Other	827	924	233	267	139	98	47	55
Eliminations	—	(2)	—	—	—	—	—	—
Other Europe	2,536	2,844	833	928	492	304	310	408
Eliminations	(40)	(29)	—	—	—	—	—	—
Europe	13,974	11,779	3,958	3,380	2,603	1,384	1,124	1,467

AMAP
India	2,057	2,048	607	604	348	177	85	541
Vodacom	2,102	2,442	735	888	329	320	251	410
Other AMAP
Turkey	998	1,064	187	186	145	90	(144)	(91)
Egypt	544	602	245	264	115	78	141	190
Other	765	813	177	184	119	118	(8)	26
Eliminations	—	—	—	—	—	—	—	—
Other AMAP	2,307	2,479	609	634	379	286	(11)	125
Eliminations	—	—	—	—	—	—	—	—
AMAP	6,466	6,969	1,951	2,126	1,056	783	325	1,076

Other	332	328	(25)	70	242	162	(437)	196
Inter-region eliminations	(20)	(15)	—	—	—	—	—	—
Group	20,752	19,061	5,884	5,576	3,901	2,329	1,012	2,739

Notes:

(1)         Free cash flow for the six months ended 30 September 2014 excludes £167 million of restructuring costs (2013: £107 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax dividends received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments that vested upon acquisition and a £100 million (2013: £100 million) payment in respect of the Group’s historic UK tax settlement.

(2)         On 14 October 2013 the Group acquired 76.57% of the share capital of KDG and the results of KDG have been fully consolidated into the results of Germany from that date.

(3)         On 21 February 2014 the Group acquired the remaining 23.1% equity interest in Vodafone Italy.

(4)         On 23 July 2014 the Group acquired 100% of the share capital of Ono and the results of Ono have been fully consolidated into the results of Spain from that date.

Service revenue — quarter ended 30 September(1), (2)

	Group		Europe		AMAP
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	3,971	3,485	3,054	2,654	869	767
Mobile out-of-bundle	2,767	2,884	1,320	1,257	1,439	1,625
Mobile incoming	671	694	352	316	319	378
Fixed line	1,856	1,213	1,618	995	190	166
Other	428	382	289	265	120	118
Service revenue	9,693	8,658	6,633	5,487	2,937	3,054

	% change
	Group		Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic

Mobile in-bundle	13.9	5.6	15.1	1.1	13.3	27.6
Mobile out-of-bundle	(4.1)	(10.4)	5.0	(18.4)	(11.4)	(1.9)
Mobile incoming	(3.3)	(6.3)	11.4	(6.2)	(15.6)	(6.5)
Fixed line	53.0	0.8	62.6	(2.1)	14.5	24.3
Other	12.0	2.9	9.1	(1.6)	1.7	11.5
Service revenue	12.0	(1.5)	20.9	(5.0)	(3.8)	6.8

	Germany		Italy		UK(3)		Spain		India		Vodacom
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile in-bundle	850	916	497	—	635	611	456	490	196	143	269	259
Mobile out-of-bundle	242	308	281	—	327	347	132	178	614	615	496	590
Mobile incoming	63	77	72	—	89	96	29	28	145	165	52	86
Fixed line	757	426	172	—	365	408	232	81	41	6	1	1
Other	92	89	53	—	75	75	41	47	25	18	63	70
Service revenue	2,004	1,816	1,075	—	1,491	1,537	890	824	1,021	947	881	1,006

	% change
	Germany		Italy		UK		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	10.4	(3.4)	—	(9.7)	(3.0)	(3.0)	8.0	(9.3)	7.8	13.2	(12.4)	0.3

Notes:

(1)    The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

(2)    Organic growth presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange.

(3)    The analysis of UK mobile and fixed line service revenue for the six months ended 30 September 2013 has been restated following the integration of CWW into the UK business.

Reconciliation of adjusted earnings

	Reported	Discontinued operations	Adjustments(1)	Adjusted
Six months ended 30 September 2014	£m	£m	£m	£m

Operating profit	917	—	202	1,119
Amortisation of acquired customer base and brand intangible assets	—	—	637	637
Non-operating income and expense	(26)	—	26	—
Net financing costs	(485)	—	(197)	(682)
Profit before taxation	406	—	668	1,074
Income tax expense	5,095	—	(5,383)	(288)
Profit for the financial period from continuing operations	5,501	—	(4,715)	786
Profit for the financial period from discontinued operations	—	—	—	—
Profit for the financial period	5,501	—	(4,715)	786

Attributable to:
– Owners of the parent	5,422	—	(4,725)	697
– Non-controlling interests	79	—	10	89

Basic earnings per share from continuing and discontinued operations	20.48p			2.63p

Note:

(1)         Adjustments include the recognition of tax losses in Luxembourg following the acquisition of Ono (£3,341 million) and losses arising in the year from the write down of investments for local GAAP purposes (£2,127 million).

	Reported	Discontinued operations	Adjustments	Adjusted
Six months ended 30 September 2013	£m	£m	£m	£m

Operating profit	2,196	—	169	2,365
Amortisation of acquired customer base and brand intangible assets	—	—	125	125
Non-operating income and expense	(150)	—	150	—
Net financing costs	(532)	—	(9)	(541)
Profit before taxation	1,514	—	435	1,949
Income tax credit/(expense)(1)	14,197	—	(14,738)	(541)
Profit for the financial period from continuing operations	15,711	—	(14,303)	1,408
Profit for the financial period from discontinued operations	2,353	(2,353)	—	—
Profit for the financial period	18,064	(2,353)	(14,303)	1,408

Attributable to:
– Owners of the parent	17,954	(2,353)	(14,298)	1,303
– Non-controlling interests	110	—	(5)	105

Basic earnings per share from continuing and discontinued operations	67.73p			4.92p

Note:

(1)         Adjustment includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£16,069 million) and the estimated tax liability relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our 45% interest in VZW (£3,016 million).

Mobile customers - quarter ended 30 September 2014

(in thousands)

Country	1 July 2014	Net additions/ (disconnections)	Other movements	30 September 2014	Prepaid

Europe
Germany	31,939	(228)	—	31,711	50.7%
Italy	26,895	(857)	—	26,038	81.4%
UK	19,572	96	—	19,668	40.1%
Spain(1)	13,230	2	1,548	14,780	25.8%
	91,636	(987)	1,548	92,197	53.1%

Other Europe
Netherlands	5,243	(38)	—	5,205	26.3%
Ireland	2,087	(29)	—	2,058	55.3%
Portugal	5,404	(47)	—	5,357	74.0%
Romania	7,986	(72)	—	7,914	57.8%
Greece	4,938	82	—	5,020	68.4%
Czech Republic	3,227	(1)	—	3,226	38.2%
Hungary	2,606	41	—	2,647	44.7%
Albania	1,948	51	—	1,999	94.5%
Malta	308	1	—	309	81.9%
	33,747	(12)	—	33,735	56.4%
Europe	125,383	(999)	1,548	125,932	54.0%

AMAP
India	169,898	3,949	—	173,847	93.4%
Vodacom(2)	68,414	1,872	(2,027)	68,259	92.6%
	238,312	5,821	(2,027)	242,106	93.2%

Other AMAP
Turkey	20,062	541	—	20,603	61.0%
Egypt	41,737	(2,333)	—	39,404	93.8%
New Zealand	2,323	(24)	—	2,299	63.4%
Qatar	1,354	18	—	1,372	90.5%
Ghana	6,681	72	—	6,753	99.7%
	72,157	(1,726)	—	70,431	83.7%
AMAP	310,469	4,095	(2,027)	312,537	91.0%

Group	435,852	3,096	(479)	438,469	80.4%

Notes:

(1)    Other movements reflect the acquisition of Ono on 23 July 2014.

(2)    Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa. Other movements relate to a change in the disconnection policy.

Fixed broadband customers - quarter ended 30 September 2014

(in thousands)

Country	1 July 2014	Net additions/ (disconnections)	Other movements	30 September 2014

Europe
Germany	5,181	75	—	5,256
Italy	1,810	31	—	1,841
UK	59	3	—	62
Spain(1)	1,074	50	1,582	2,706
	8,124	159	1,582	9,865

Other Europe
Netherlands	43	5	—	48
Ireland	201	7	—	208
Portugal	245	31	—	276
Romania	56	2	—	58
Greece	15	4	—	19
Czech Republic	14	(2)	—	12
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	2	—	—	2
	576	47	—	623
Europe	8,700	206	1,582	10,488

AMAP
India	3	1	—	4
Vodacom(2)	—	—	—	—
	3	1	—	4

Other AMAP
Turkey	66	(5)	—	61
Egypt	205	—	—	205
New Zealand	421	5	—	426
Qatar	6	1	—	7
Ghana	29	1	—	30
	727	2	—	729
AMAP	730	3	—	733

Group	9,430	209	1,582	11,221

Notes:

(1)    Other movements reflect the acquisition of Ono on 23 July 2014.

(2)    Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes:

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, M-Pesa, Vodafone One Net, Vodafone Wallet and Vodafone Red are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners

2.        All growth rates reflect a comparison to the six months ended 30 September 2013 unless otherwise stated.

3.        References to “Q1” and “Q2” are to the quarters ended 30 June 2014 and 30 September 2014, respectively, unless otherwise stated. References to “first half” or “H1” are to the six months ended 30 September 2014 unless otherwise stated. References to the “financial year” or “2015 financial year” are to the financial year ending 31 March 2015 and references to the “last year” are to the financial year ended 31 March 2014 unless otherwise stated.

4.       All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.        Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spreadsheet available at vodafone.com/investor.

Copyright © Vodafone Group 2014

Definitions of terms

Term	Definition
ARPU	Average revenue per user, defined as mobile in-bundle customer revenue plus mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.
Adjusted EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit excludes non-operating income from associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.

Mobile in-bundle revenue	Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence.
Mobile in-bundle revenue — Contract	Revenue from all bundles and add-ons lasting 30 days or more.
Mobile in-bundle revenue — Prepay	Revenue from bundles lasting seven days or more.
Out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

For the six months ended 30 September 2014 and 2013 other items excluded special one-off UK pensions contribution payments and KDG incentive scheme payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.

For the six months ended 30 September 2014 and 2013 other items excluded income dividends received from Verizon Wireless, Verizon Wireless tax dividends received after the completion of the disposal, special UK pensions contribution payments, interest paid on the settlement of the Piramal option, KDG incentive scheme payments and payments in respect of the Group’s historic UK tax settlement.

For definitions of other terms please refer to pages 211 to 212 of the Group’s annual report for the year ended 31 March 2014.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement and Review of the year on pages 3 to 5 of this report and the guidance for adjusted EBITDA and free cash flow for the 2015 financial year (and the related underlying assumptions) on page 7; expectations for the Group’s future performance generally, including adjusted EBITDA growth and capital expenditure; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone Red, Smartpass, m-Pesa, and the launch of a number of additional features; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted operating profit, adjusted EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, CWW, TelstraClear, Ono and Neotel; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for its mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn, affect the relative appeal of the Group’s products and services as compared to those of its competitors or make it more difficult for the Group to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services offered by the Group will not be commercially accepted or do not perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including for spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, in particular, changes in the exchange rate of pounds sterling, the currency in which the Group prepares its financial statements, to the euro, the US dollar and other currencies in which the Group generates its revenue, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and its operations; changes in statutory tax rates or profit mix which might impact the Group’s weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2014. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statement, and accordingly PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance on such information or its achievability.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2014

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2014	By:	/s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary